Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026456

REGISTRANT'S NAME Paperlinx Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 1 2002

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 5061 FISCAL YEAR 6-30-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/8/02

Segments

Industry Segments

	Profit from Ordinary Activities before Income Tax		Sales Revenue		Total Assets	
	Actual 2001 $m	Pro forma(1) 2000 $m	Actual 2001 $m	Pro forma(1) 2000 $m	Actual 2001 $m	Pro forma(1) 2000 $m
Merchanting(2)	43.8	19.5	1,442.2	619.2	1,096.9	221.7
Communication Papers(2)	97.2	65.8	794.0	701.1	893.6	945.7
Packaging Papers(2)	53.5	60.4	275.4	310.4	309.2	315.9
Other Businesses(2)	5.9	11.1	425.4	382.6	409.5	495.4
Profit from ordinary activities before interest and income tax	200.4	156.8				
Net interest	(42.9)	(36.3)				
Inter-segment sales			(584.2)	(427.1)		
TOTAL	**157.5**	**120.5**	**2,352.8**	**1,586.2**	**2,709.2**	**1,978.7**

Geographic Segments

Australia	180.6	152.1	1,682.8	1,406.7	2,134.9	1,901.4
New Zealand	6.5	1.6	151.4	75.6	96.3	39.4
North America	10.1	0.2	425.7	72.0	383.4	19.9
Europe	0.3	0.6	31.8	31.2	8.0	8.4
Asia	2.9	2.3	61.1	0.7	86.6	9.6
Operation Profit from ordinary activities before interest and Income Tax	200.4	156.8				
Net interest	(42.9)	(36.3)				
TOTAL	**157.5**	**120.5**	**2,352.8**	**1,586.2**	**2,709.2**	**1,978.7**

(1) Pro forma results are the results as if the businesses at 30 June 2000 had been owned for the full year 1 July 1999 to 30 June 2000.

(2) Profit from ordinary activities before interest, income tax and significant items.

PaperlinX

Profit from ordinary activity after income tax - ($ million)

2001

105.6

22% increase

Profit from ordinary activities before interest and income tax ($ million)


200.4
156.8
2000
2001

28% increase

Sales revenue ($ million)


2,353
1,586
2000
2001

48% increase

Return on average funds employed (%)


11.8
10.5
2000
2001

PaperlinX Limited and Controlled Entities

Year to 30 June	Actual 2000/2001 $m	Pro forma[1] 1999/2000 $m	% change
Sales	2,352.8	1,586.2	+48.3%
Profit from ordinary activities before interest and income tax[2]	200.4	156.8	+27.8%
Profit from ordinary activities before income tax	157.5	120.5	+30.7%
Profit from ordinary activities after income tax[2]	105.6	86.9	+21.5%

Key Ratios

Profit from ordinary activities before interest and income tax to average funds employed	(%)	11.8	10.5
Profit from ordinary activities before interest and income tax to sales	(%)	12.6	12.1
Return on average shareholders' equity	(%)	9.7	9.2
Net interest cover	(times)	4.7	4.3
Earnings per share	(cps)	37.2	33.8
Number of employees		4,055	2,544
Amortisation and depreciation	($ million)	63.3	50.0

(1) Pro forma results are the results as if the businesses at 30 June 2000 had been owned for the full year 1 July 1999 to 30 June 2000.

(2) Before significant items.

Record sales of $2,353 million, up 48% over prior year pro forma ✓

Net profit after tax of $105.6 million, up 22% over prior year pro forma ✓

Earnings per share of 37.2 cents, up 10% over prior year pro forma ✓

Fully franked final dividend of 14 cents per share making a total of 27 cents per share fully franked for the year ✓

Return on average funds employed increased to 11.8% ✓

Financially solid balance sheet ✓

Successful acquisition of the 58.2% of shares in Spicers Paper Limited not previously owned ✓

International merchant expansion through acquisition of Coast Paper in Canada ✓

Achieved ISO14001 environmental management certification at all Australian pulp and paper manufacturing locations ✓

Continuing gains in operating efficiencies in pulp and paper manufacturing ✓

Another record year of paper production volumes ✓

Full Year Financial Report 2001

The momentum continues...





Corporate Directory

Registered Office and Head Office

PaperlinX Limited

ABN 70 005 146 350

Until 31 October 2001

685 Burke Road
Camberwell
Victoria 3124
Australia

Telephone: +61 3 9811 8400
Facsimile: +61 3 9811 9216
Internet: www.paperlinx.com.au

After 31 October 2001

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Share Registry

PaperlinX Share Registry
Level 12
565 Bourke Street
Melbourne
Victoria 3001
Australia

Telephone: 1800 232 867 or +61 3 9615 5973
Facsimile: 1800 331 599 or +61 3 9611 5710
Internet: www.computershare.com

Annual General Meeting

The second annual general meeting of PaperlinX Limited will be held in the Wentworth Hotel, 61 – 101 Phillip Street, Sydney at 11.00 am on Thursday, 25 October 2001.

Formal notice of the meeting is enclosed with this report.

Richard Hobson, Secretary

PaperlinX Limited ABN 70 005 146 350

Financial Calendar

Announcement of Year's Results	13 August 2001
Record Date for Final Dividend	7 September 2001
Final Dividend Payable	28 September 2001
Annual General Meeting	25 October 2001
Interim Earnings Report	14 February 2002
Announcement of Year's Results 2002	12 August 2002
Annual General Meeting	23 October 2002

Contents

Paper touches all of our lives, every day, through our need for information.

PaperlinX aims to be a major international independent paper merchant and distributor, and leading Australian manufacturer of communication papers and high performance packaging papers.

Linking customers and suppliers, with a growing international network of paper merchants...

to ensure strong and increasing returns for our shareholders through achieving ambitious targets.



PaperlinX Share Price **$4.06**
All Ords **3425**
3258
$3.17
June 2000
July
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
June 2001

On Target – PaperlinX's First Full Year

The first full year of operation as a publicly listed company has been very successful for PaperlinX. The company achieved a profit after tax of $105.6 million, an increase of 21.5% on the prior year pro forma results. This result was in line with the prospectus forecast (excluding the benefit in the year of the inclusion of 100% of Spicers Paper from 1 January 2001). The prospectus was prepared over 18 months ago.

This sound result allowed the directors to declare a fully franked final dividend of 14 cents per share, taking the full year dividend to 27 cents per share, which again is in line with the prospectus.

Continuing support from investors since the public listing on 17 April 2000 has seen the company's share price increase from $3.17 at the start of the financial year to $4.06 at 30 June 2001. The share price increase, combined with the shares issued to acquire Spicers Paper, resulted in the company's market capitalisation increasing 48% in the financial year to $1,303 million at 30 June 2001.

The strong results achieved since listing have established a solid business platform that will allow the company to build on this performance in the year ahead.

Driving Returns Higher – The Year in Review

PaperlinX is a unique company with strong distribution, merchanting and manufacturing businesses. The company is the market leader in Australia and New Zealand and has a growing international merchanting presence.

The successful move to 100% ownership of Spicers Paper Limited was an important step in the strategic growth path for international paper merchanting as it provided an established position to build on in the USA and Asia.

During the year, the return on average funds employed rose to 11.8%. Successful redeployment of funds from the sale of Australian Paper Plantations, Edwards Dunlop and Commonwealth Paper, will allow the company to drive this return higher.

The Board appointed three new directors during the year. Mr Andrew Guy and Mr Peter Waterworth joined from Spicers Paper while Mr Darryl Abotomey, PaperlinX's Chief Financial Officer, was appointed an Executive Director.



Building on Performance – The Year Ahead

Although global economic conditions are currently in a state of flux, the Board of PaperlinX is confident that the company can build on its excellent performance to date. Growth can be achieved by a strategy of strong market positioning, by achieving synergies from acquisitions and by maintaining sound financial fundamentals. Subject to market conditions, this strategy will position the company to increase earnings and deliver enhanced shareholder value.

This year has been a period of sound achievement by PaperlinX and I thank my fellow directors, the company's shareholders, and our management and employees for their continuing support.

David Meiklejohn – Chairman

Managing Director's Review



Experience and Innovation Deliver Results

PaperlinX recorded a 28% increase in operating profit before interest and tax to $200.4 million. This excellent result was achieved by increasing revenue 48% through record sales volumes, acquisitions and the continued containment of operating expenses.

Strong operating results were achieved in all areas. In the first half of the year, solid Australian demand was driven in part by the introduction of the Goods and Services Tax and the Sydney Olympics. The second half was softer, with a slower economy in most major markets.

PaperlinX's strong market share and brand leadership in Australasia, combined with focus on customer satisfaction and cost control, enabled the company to perform well despite the differences between the first and second half of the year.

International Expansion

Paper Merchanting grew significantly during the year with the addition in January 2001 of the Spicers Paper merchants in Australia, New Zealand, USA and Asia and the inclusion of Coast Paper (Canada) from May 2001. This resulted in merchanting sales more than doubling to $1.4 billion and operating profit before interest and tax increasing to $43.8 million.

These acquisitions put the business in a sound position to rationalise logistics, warehousing and overheads. This will result in reductions in operating costs while retaining a focus on high growth market segments and customer satisfaction.

Building on Our Strengths

Communication Papers delivered a robust result, increasing sales by 13% to $794 million and profit before interest and tax rising 48% to $97.2 million. This was achieved through higher sales volumes and by recovering increased international pulp prices through selling price increases.

The business' recent major capital investment and focus on improving product quality has delivered strong results, particularly in regard to copy paper from Maryvale 5 machine and coated papers from Tasmania.

During the year, the range of REFLEX™ Unijet high quality paper for colour copying was launched. Consumers have responded strongly to this initiative, consolidating the company's position as market leader in high-value communication papers.

High Performance Packaging

The Packaging Papers business achieved sales of $275 million and a profit before interest and tax of $53.5 million, in line with the prospectus forecast. This solid result came from robust domestic and export demand in the first half followed by weakening economic conditions in all markets in the second half.

Continuing to Deliver – The Outlook

The company is continuing to focus on delivering results, with strategic divestments placing the company in a good position to pursue international expansion of the merchanting business. PaperlinX is committed to building on the excellent performance achieved in its first full year of operation.



Ian Wightwick – Managing Director

Merchanting

Superior papers for specialist needs

A year of significant growth through strategic expansion builds on our international reputation for delivering superior service and adding value for our customers in the printing and publishing industries and office paper supply.


Delivery

Merchanting Results at a glance

Sales Volume
('000 tonnes)



626
328
2000
2001

Profit from Ordinary Activities before Interest and Tax - ($ million)



43.8
19.5
2000
2001

Assets - ($ million)



1,097
222
2000
2001

Sales Revenue - ($ million)

2001

1,442

133% increase

Merchanting Results in depth

Reputation for excellence delivers world class results

PaperlinX's Merchanting business expanded substantially during the year with the acquisition of Spicers Paper in January 2001 and Coast Paper (Canada) in May 2001. These acquisitions give PaperlinX the widest geographic distribution of any paper merchant in the world. The Merchanting business now operates in Australia, New Zealand, the USA, Canada, Singapore, Hong Kong and Malaysia and sells approximately one million tonnes of paper per year.

This strategic expansion provides a solid platform for future growth and is already delivering synergies within the business.

The Merchanting business more than doubled its sales to $1,442 million and operating profit before interest and tax also more than doubled to $43.8 million.

Strong demand and rising prices characterised the first half of the year in all regions. In Australia, the introduction of the Goods and Services Tax and the Sydney Olympics were key drivers of demand. Weaker economic conditions were experienced in all regions in the second half of the year. Merchanting businesses in North America and Asia also saw the impact of slower economic conditions, but both performed well given the markets.

Key initiatives to achieve synergies resulting from the acquisition of Spicers Paper were implemented in New Zealand with three merchants being merged into two – Dalton Fine Paper and Spicers Paper. Similar synergies will be realised from the recently announced restructure of the Australian Merchanting business, which will result in two general merchants, Dalton Fine Paper and Spicers Paper, and two specialised merchants, Dalton Web Papers and Spicers Office Papers. The new structure will allow better focus on customer needs.

PaperlinX now has an established international platform that will provide an excellent base for future growth. The company has achieved the targets established in the prospectus and is confident that it can continue to deliver quality products and superior service to its customers at highly competitive prices.


Spicers Paper
Paperpoint
Dalton Fine Paper
Customer
e-commerce
Delivery
Paperhouse Xpress
Tomasetti Paper House

Customers of PaperlinX's Merchanting business have always valued the high quality, reliable service they receive. Now, they are experiencing a whole new dimension in customer service through 'ecentrixplus', the business' new e-commerce system.

'ecentrixplus' allows Australian and New Zealand customers to review products, inventory levels and pricing information in real time, 24 hours a day, seven days a week. They can also place orders, request delivery information and track orders at any time of the day or night, and the process is integrated into PaperlinX's computer systems.

Customers welcomed the opportunities presented by 'ecentrixplus' when it was introduced early in 2001 and it is continuing to grow at an encouraging rate.

Benefits to customers have also been delivered through the company's new Vendor Managed Inventory system. This system reduces customer inventory holdings and shortens lead time, which allows for improved production planning and a reduction in working capital.

Communication Papers

Quality and choice in communication papers

Proudly produced in Australia – PaperlinX is meeting the need for communication papers in homes, offices and businesses – with a wide range of coated and uncoated papers to supply the demands of the information technology age.

Australian Paper


wth



Communication Papers Results at a glance

Sales Volume
('000 tonnes)


482
477
2000
2001

Profit from Ordinary Activities before Interest and Tax - ($ million)


97.2
65.8
2000
2001

Assets - ($ million)


894
946
2000
2001

Sales Revenue - ($ million)

2001

794

13% increase

Communication Papers Results in depth

PaperlinX's Communication Papers business – conducted by Australian Paper – is well positioned in the market as Australia's only producer of the communication papers that are used every day in offices and homes, printing and publishing.

The business has paper mills in Victoria, Tasmania and New South Wales and sells its products in Australia and New Zealand with exports predominantly to Asia and to the USA.

An excellent result was achieved with sales increasing by 13% to $794 million and operating profit before interest and tax increasing by 48% to $97.2 million.

The first half of the year saw relatively strong economic conditions and a high level of speculative ordering on the expectation of price increases in line with international trends. Weaker economic conditions and de-stocking were features of the second half of the year. At year end, indications were that the inventory correction cycle had largely been completed.

The focus over recent years on improving paper quality through investment in new technology delivered strong results, particularly in regard to copy paper from Maryvale 5 machine and coated papers from Tasmania.

The office papers sector grew strongly during the year with our flagship brand, REFLEX™, consolidating its position as the clear leader in this sector. Additions to the REFLEX™ brand, such as REFLEX™ Unijet high quality paper for colour copying and printing which was launched during the year, further enhanced the business' position in this high growth segment of the market.

Utilisation of PaperlinX's paper machines remained high, although some downtime was taken by the specialty paper machines due to soft demand for their products.

The focus of the Communication Papers business in the year ahead will be on maintaining market leadership through major brands and continuing improvement in productivity and cost.

Consumers understand and value the superior performance of Australia and New Zealand's leading copy paper, REFLEX.

Recognising the growth in volume of the high quality colour inkjet printing market, PaperlinX entered into an agreement with Japan's Mitsubishi Paper Mills to produce REFLEX Unijet. The demand for this paper is being driven by the penetration of digital cameras and the associated inkjet printers.

REFLEX Unijet offers consumers a known and trusted brand in the new area of inkjet printing technology. Sales since its recent introduction have been strong and are expected to increase further with growth in the inkjet printer market.

REFLEX Unijet demonstrates how existing brand value can be enhanced, adding value for both PaperlinX and new and existing resellers.

Unijet surface control


Inkjet nozzle
Ink receptive level
Moisture absorption layer
Gloss, whiteness, diffusion control supporting material
Back coated layer

Packaging Papers
Providing world class customer solutions

Australia's leading producer of the widest range of quality, high performance packaging and industrial papers delivers world class solutions. A focus on production efficiency and product development will ensure PaperlinX maintains leadership in this competitive market.

Australian Paper


Strength



Packaging Papers Results at a glance

Sales Volume
('000 tonnes)


341
374
2000
2001

Profit from Ordinary Activities before Interest and Tax - ($ million)


53.5
60.4
2000
2001

Assets - ($ million)


309
316
2000
2001

Sales Revenue - ($ million)

2001

275

11% decrease

Packaging Papers Results in depth

PaperlinX's Packaging Papers business, conducted by Australian Paper, manufactures high performance papers for use in packaging and industrial applications such as corrugated boxes, sacks, bag papers and wrapping papers. The majority of these papers are manufactured at the company's Maryvale Mill in Victoria.

The business performed strongly during the year despite difficult market conditions, particularly in the second half of the year. Sales of $275 million, down 11.2% on last year, generated a profit before interest and tax of $53.5 million, which was in line with prospectus (last year contained a previously reported large, one-off sale).

The first half of the year saw robust demand in both the domestic and export markets, with good export selling prices. Weakening economic conditions in the second half impacted sales. Selling prices were also lower in Asian markets in the second half.

Sales outside Australia accounted for approximately 17% of sales in the Packaging Papers business.

In the second half of the year a mechanical failure on a sack and bag machine at Maryvale Mill caused some disruption. Pending installation of replacement parts to provide a full product range in early 2002, the machine is running in an amended configuration to provide customers alternate products. The affected machine is relatively small and the overall net financial impact will be minimal.

The business is focussed on further reducing production costs, productivity improvements and working closely with our customer base to deliver superior solutions to their packaging needs.


Employee
Initiative
Seed Money
Employee
Innovative Solution
Employee
Initiative

For a picture of innovation, take the 'Maryvale Solutions' programme at our largest manufacturing site. Employees have been encouraged to put forward initiatives that benefit their immediate work-spaces or processes. Not big expense items, but clever, innovative ideas – to do things better.

The Maryvale Solutions programme offered 'seed money' to fund an idea. Each employee was allocated $2,000. They were able to 'pool' their resources for larger projects. Projects that were implemented were carefully monitored, with feedback a key ingredient. Returns have been spectacular. During the first six months of this programme, 49 solutions have been implemented at a cost of $90,000. Returns from these have been estimated at $1.3 million per annum. Employees initiating solutions are involved at each stage.

We are proud of our people and the innovative improvements they bring.

Other Businesses

The consolidation of Spicers Paper and sale of Australian Paper Plantations leaves a focused service grouping helping to ensure maximum returns are able to be achieved by PaperlinX's core business areas.

Spicers Paper Acquisition Completed

PaperlinX completed the acquisition of the 58.2% of Spicers Paper that it did not already own at the end of January 2001. For accounting purposes, Spicers Paper is shown as an equity investment for the first half and is fully consolidated into our Merchanting business for the second half.

In the first six months, Spicers Paper achieved strong growth in sales and profit after tax, before merger costs. Profit after tax, before merger costs, was $16.9 million, an increase of 35% over the prior corresponding period on sales of $785 million, up 24%. After merger transaction costs, Spicers Paper profit after tax was $13.4 million and PaperlinX's equity accounted share was $5.3 million, which was in line with the prior year.

The acquisition of the balance of Spicers Paper was an important strategic step for PaperlinX, providing a sound platform for the international growth of our Merchanting business.

PPM AMTRADE Australian Paper Plantations Pty. Ltd

Other Businesses Results at a glance

Profit from Ordinary Activities before Interest and Tax - ($ million)



5.9
11.1
2000
2001

Assets - ($ million)



410
495
2000
2001

Sales Revenue - ($ million)

2000 → 2001

383 425

11% increase

Record Profits for Pacific Paper Marketing

Pacific Paper Marketing (PPM), PaperlinX's international paper trading business, produced record sales and profit in the year. Both commission and revenue sales were strong, particularly in the second half when PPM was involved in higher exports of Australian Paper production, mainly to Asia and the USA.

Amtrade – Strong Competition, Record Sales

Amtrade, PaperlinX's raw material trading business was affected by lower margins, particularly in Australia as a result of strong competition and the devaluation of the Australian dollar. Trading conditions softened post the Olympic Games. Despite the competitive environment, Amtrade achieved record sales levels and also reduced working capital – providing a solid base for further growth.

Plantations – Strong Result

Australian Paper Plantations (APP) saw a recovery in demand for sawlogs in the second half culminating in a good result for the year. The result was supported by higher pulp wood volume to PaperlinX's Maryvale Mill and cost reductions.

Following a detailed strategic review, the sale of APP for $152 million to Hancock Victorian Plantations was announced after the end of the financial year. While PaperlinX is committed to increasing its use of fibre sourced from plantations in its paper making operations, ownership of the plantations is not an imperative. PaperlinX has been able to secure fibre supplies to meet its future needs through a long term supply agreement.

The sale of APP was a strategic step in the redeployment of the company's assets. PaperlinX aims to reinvest the funds received for APP in higher returning assets in paper merchanting internationally.

Finance

Funding

At 30 June 2001 PaperlinX had loan facilities of $981.9 million of which $779.3 million was utilised. The main facility is a $600 million term loan with National Australia Bank, as detailed in the PaperlinX prospectus. Other lenders include Deutsche Bank, Bank One America, Commonwealth Bank of Australia, Standard Chartered Bank, The National Bank of New Zealand, ANZ Banking Group, Westpac and Royal Bank of Canada.

PaperlinX's policy on interest rate risk management is to monitor and, where appropriate, hedge the company's exposure to movements in interest rates.

Offshore debt is managed to minimise the net translation impact on the company's Australian balance sheet.

Fixed interest rate swaps of $339 million have been established for the 2001/02 year and $300 million for 2002/03, to reduce our exposure to interest rate fluctuations.

PaperlinX actively reviews funding options to achieve the lowest possible cost of funds.

Financial Position

PaperlinX's financial position at 30 June 2001 is solid. All financial indicators are within the target range, in particular:

- Gearing – debt to equity of 58.6%. Following the sale of plantations, the ratio would be 46% assuming proceeds are used to repay debt;
- Interest Cover – 4.7 times (prior year was 4.3 times);
- Funds employed are $1,868 million (prior year was $1,495 million);
- Shareholders Equity is $1,178 million up 24% on the prior year's $947 million.

Working Capital

PaperlinX continues to focus on minimising working capital, especially through managing inventory levels. Over the last year working capital has increased due to the acquisitions of Spicers Paper and Coast Paper, as well as increased receivables from the introduction of the GST and from higher selling prices. Initiatives are underway to reduce inventory levels through the use of sophisticated supply chain techniques.

Capital Expenditure

For the year to June 2001 capital expenditure was $373.1 million, including the acquisition of Spicers Paper and Coast Paper. Excluding the acquisitions, capital expenditure was $48.5 million, compared to depreciation of $58.6 million. The major capital expenditure was on the development and implementation of an e-commerce system, upgrading the company's information systems for basic business transactions, planning, scheduling and warehouse optimisation, and on forestry development.

Insurance and Risk Management

PaperlinX maintains extensive insurance coverage, covering assets and earnings, public liability and environmental impairment. This cover has varying levels of deductibles. The company is self-insured for workers' compensation insurance in Victoria and Tasmania.

Extensive internal and external audit programmes are used to manage operational risks. These include asset protection, safety and environment management systems and potential liability risks. Compliance with internal and external standards and local legislation are key features of the risk management programme, with regular reporting from business managers. PaperlinX is certified for its quality management systems and the paper manufacturing sites are ISO14001 certified for environmental management systems.

GST

PaperlinX successfully implemented a thorough programme which ensured the smooth introduction of the GST on 1 July 2000. All contracts, systems and procedures were reviewed and modified as necessary.

Information Technology

PaperlinX has an agreement for Amcor to supply a significant proportion of its information technology services in Australia. PaperlinX's data and systems were successfully separated from Amcor's during the year.

A major project is under way to upgrade PaperlinX's information systems. This includes implementing supply chain management systems, replacing basic transactional systems and databases, and using contemporary technology such as e-commerce.

Environment, Safety and Health Sustainability – the core of our business

PaperlinX is committed to distributing and manufacturing communication papers and high performance packaging papers in a manner that is economically, environmentally and socially sustainable and that meets the customers' quality needs.

Paper

Paper is a unique product, used every day at home and in the office, based on natural raw materials that are renewable and recyclable. High performance communication and packaging papers, made from virgin fibre, meet the high quality requirements of the copying, printing and packaging markets. They also provide a vital fibre source for the recycling process into numerous other printing and packaging papers.

Wood fibre can be used several times but each time the fibre deteriorates. To keep the recycling cycle going, virgin fibres have to be continually added. PaperlinX's communication and packaging papers are recyclable and provide one of the sources of recycled fibre that goes into PaperlinX's and other paper manufacturers' production. PaperlinX recycled 75,000 tonnes of waste paper in 2000/2001.

Source of Wood Fibre

One of the company's key objectives is to ensure that high standards are demanded in the sourcing of the raw materials needed to make paper in the most environmentally responsible way. Hardwood fibre, sourced from eucalypts, is the main ingredient in communication papers, while softwood fibre sourced from pine plantations is the main ingredient in packaging papers.

Part of the hardwood fibre PaperlinX uses comes from saw milling residues and reject logs, sourced from regrowth forest, controlled under the Victorian Code of Forestry Practice and Federal/State Regional Forestry Agreements. The balance comes from hardwood plantations in Gippsland and from sustainably managed overseas pulp mills.

Use of plantation hardwood fibre will progressively increase as eucalypt estates in the Gippsland region reach maturity. PaperlinX expects all its raw material for making bleached eucalypt pulp will be sourced from plantation hardwood fibre by around 2018/2022.

PaperlinX has announced the sale of its timber plantations. The sale does not indicate a lessening in the commitment to plantation sourced fibre. As part of the sale, PaperlinX entered into a long term supply agreement for plantation hardwood and softwood for use in its Maryvale Mill.


Vision

Environment, Safety and Health Results at a glance

Water Usage -
Usage per unit of production
(% of original use)


57.2
100
1988
2001

Fossil Fuel Usage -
Usage per unit of production
(% of original use)


40.5
100
1979
2001

Carbon Dioxide Emissions -
Emissions per unit of production
(% of original emissions)


51.6
100
1984
2001

Safety -
Lost time injuries frequency rate
(Injuries per million hours worked)


5.5
11.0
1998
2001

Environment

PaperlinX is focused on improving efficiencies in raw material use, minimising chemical use and maximising recycling within the production process. The company's Environmental Policy (available on the company web site) has a strong commitment to continuous improvement in our environmental processes and performance.

ISO14001 Certification at All Paper Mills

During the year the company's four paper mills at Burnie, Wesley Vale, Shoalhaven and Maryvale all achieved ISO14001 certification which is an independent accreditation of their Environmental Management Systems. This was an extremely significant achievement involving the development of management systems to ensure all significant environmental aspects are identified, managed and monitored.

Signatory to the National Packaging Covenant

As part of our commitment to environmental sustainability, PaperlinX will become a signatory to the National Packaging Covenant during 2001/2002.

Greenhouse Challenge Achievements

In 1996 the company chose to be one of the 'first movers' by joining the Commonwealth Government's Greenhouse Challenge – a voluntary agreement to reduce greenhouse gas emissions. Net emissions were reduced from 1.46 tonnes of carbon dioxide per tonne of paper manufactured in 1989/1990 to 0.86 tonne of carbon dioxide per tonne in 1999/2000. Further initiatives are underway to continuously improve the energy efficiency of our mills with positive benefits to greenhouse gas emissions.

Maryvale Environment Improvement Plan

During the year Maryvale Mill launched its third Environment Improvement Plan after consultation with the Community Environmental Consultative Committee and the Environment Protection Authority (see Case Study).

License Compliance

Compliance with license conditions is a fundamental objective of the PaperlinX Environmental Policy. Each quarter, the paper mills report to the Board on their environmental performance, any significant environmental incidents, any significant change to license conditions and compliance with each license including any necessary remedial action and, finally, environment improvement plans.

Compliance at Shoalhaven and Burnie continued to be excellent (above 98%). Wesley Vale (91.3%) had one sub-optimum quarter in which technical breaches of the license occurred during the annual shut.

Maryvale compliance index remains below optimum (89%), primarily due to ongoing air emission issues related to the bleach plant. The Environment Improvement Plan incorporates a programme for progressive improvement in environmental performance.

Safety and Health

Commitment to Improving Safety

PaperlinX is committed to ensuring that any safety risks to employees are minimised. It has a comprehensive Safety Policy (available on the company web site) which is supported by the company's actions.

Safety Performance

After two years of substantial improvement in safety performance, there was an increase in the number of injuries suffered by our employees. This is unacceptable to the company and a number of steps have been put in place to improve this performance:


Community
CECC
Environment Improvement Plan
PaperlinX
EPA

The Maryvale Mill, has formally involved the local community in all aspects of its environmental performance since 1994 through the Community Environmental Consultative Committee (CECC), which aims;

"To jointly pursue a programme seeking to improve the environmental performance of Australian Paper's Maryvale Mill operations within Gippsland and to develop a better community understanding of the associated issues."

One of the major tasks in which the CECC members participate, is the development and annual update of the Maryvale Environment Improvement Plan (EIP), which addresses the environmental consequences of its operations and sets out plans for continual improvement.

The third major revision of the EIP was adopted by the company, Victorian Environment Protection Agency (EPA) and CECC in December 2000. It marks a significant step forward, in community involvement and towards the achievement of an Accredited License through the EPA's regulatory instrument, which is at the forefront of modern environmental management and practice

Safety and Health (continued)

Additional Positions in Occupational Health and Safety

With the increase in size of the Merchanting business, a specialist Occupational Health and Safety unit with staff focused on the special needs of a warehousing and logistics environment has been created. Additional support will also be provided across the other business units.

Risk Management Profile

To better quantify and manage all risks, the company has implemented a new Risk Management Programme and completely revised the company's Risk Profile and Action Plan.

Internal Audit Programme

Occupational Health and Safety internal auditing is a tool to ensure legislative compliance, performance to both the company's and statutory standards and an opportunity to learn from each other. The number of internally trained auditors has been increased to cover the expanded PaperlinX business. Every site in Australia and New Zealand was audited at least once during the year.

Maryvale SafetyMAP Re-accreditation

Maryvale Mill, the largest manufacturing site in our company, was re-accredited to SafetyMAP Advanced Level this year and is currently progressing its registration as a Major Hazard Facility as defined by the Victorian Government.

PaperlinX in the Community

PaperlinX is committed to having effective relationships with the communities in which it operates. All of its mills have long-standing consultative committees made up of local residents, community groups and company representatives. These committees are an effective and valued means of communication between the company and its communities.

The company also participates in and supports a range of community programmes, including:

- The Habitat Programme;
- Australian Paper Art Awards;
- Saxon Scholars;
- Variety Club of Australia;
- Noah's Ark School Programme;
- Williamson Community Leadership Programme;
- Open Days at the company's mills; and;
- Local sponsorship programme.

Going Forward in Environment and Safety

PaperlinX is committed to continuous improvement in all areas of business, including environmental and safety performance.

In the coming year PaperlinX intends to:

- Maintain certification to ISO14001 at all manufacturing sites;
- Maintain the advanced level certification to SafetyMAP at Maryvale;
- Implement the first year of the Action Plan under the National Packaging Covenant;
- Improve overall safety performance and move towards the goal of 'No Injuries';
- Launch a revised 'No Injuries and Mutual Care' safety improvement process;
- Further reduce resource usage, in particular energy, water and chemicals;
- Maximise the use of recycled fibre in accordance with the product range and consumer demand; and
- Build on existing community relationships.

Senior Management



IAN WIGHTWICK

Managing Director





DARRYL ABOTOMEY

Chief Financial Officer

GEOFF BUTCHER
GM Commercial
RICHARD HOBSON
Company Secretary
& General Counsel
BRIAN SMART
GM Finance
STUART SPEIGHT
GM Amtrade International
DAVID WALKER
GM Business Systems
PETER ESSEX
Finance Manager Trading
LAWRIE KIRBY
Group Audit Manager
JOHN REID
Group Audit Manager

PETER WATERWORTH

Chief Operating Officer Merchanting and Paper Trading

FRANK HUNTLEY
GGM Merchanting
and Paper Trading
ROGER BREEN
GGM Australia & NZ
CHRIS CREIGHTON
President - North America
PETER ASHFORTH
GM Spicers Singapore
LARRY JACKSON
GM Spicers Hong Kong
PETER JONES
GM Pacific Paper Marketing
MAH KIM
GM Spicers Malaysia











GREG COURT

Executive GM Commercial

GRAHAM HUGHES
GM Manufacturing
JOHN MURPHY
Financial Controller
CHRIS PARR
GM Spicers Stationery
ANDREW RANKINE
GM Besley and Pike

TOM ENGELSMAN

Executive GM Australian Paper

TONY PURDY
GGM Maryvale and Tasmania
GEOFF McCALLUM
Mill Manager Shoalhaven
JOHN BRIDE
National Business Manager
Office Papers
DAVID BODIN
National Business Manager
Converting
GRAEME PRICE
Commercial Manager
Australian Paper
RUSSELL PUTTICK
Commercial Manager
Amcor Business

DAVID GOLDTHORP

Executive GM Corporate Development

MARLENE VAN KERCKHOF
GM Human Resources
ANDREW JACKSON
Manager Environment
Safety and Health

IAN HOWARD

Executive GM Distribution Services

PETER LOWERY
National Manager Regional
Logistics
JULIAN MATHERS
Programme Manager
Project LinX
MIKE PEARCE
GM Southern Cross Converting
PHILLIP PORTER
Manager Linehaul Logistics

DAVID SHIRER

Executive GM Corporate and Investor Relations


1


2


3


4


5


6


7


8


9

1 **D E (David) Meiklejohn BCom, Dip Ed, FCPA, FAIM, FAICD (Chairman) Age 59**
Mr Meiklejohn was appointed a Director and Chairman of PaperlinX in December 1999. He retired from Amcor in June 2000 after a career in the paper and packaging industry spanning more than 30 years. Chief Financial Officer of Amcor Ltd from 1981 to 2000 and an Executive Director from 1985 to 2000. Currently a Director of OneSteel Limited and UBS Warburg Sector Funds Limited. *Chairman of the Governance and* Nomination Committee and a member of the Human Resources Committee.

2 **I M (Ian) Wightwick, ASTC (App Chem), BEc, MAdmin, MAICD (Managing Director) Age 62.**
Mr Wightwick was appointed Managing Director of PaperlinX in January 1998. He joined Amcor in 1981 after 26 years experience in the oil, chemical and food industries. His previous positions within Amcor have included General Manager roles in sales and marketing, functional coatings; corporate planning; technology; the Fine Papers Group and Managing Director of Australian *Paper and Amcor Paper Australia.* He is also a director of the Executive Committee of the Pulp and Paper Manufacturers Federation of Australia. Member of the Business Council of Australia, and a Member of the Austin Research Institute.

3 **D G (Darryl) Abotomey, BCom, FCPA, MAICD (Chief Financial Officer) Age 45**
Mr Abotomey was appointed Chief Financial Officer of PaperlinX Limited in April 2000 and an Executive Director in March 2001. He joined the Amcor Group in 1979 and held various senior management positions in Australia and the United States including Group General Manager, Commercial and Trading from 1997 to 2000, Regional General Manager – Amcor Fibre Packaging from 1996 to 1997 *and Chief Financial Officer* – Sunclipse Inc. USA from 1989 to 1994.

4 **A F (Andrew) Guy, LLB, MBA, MAICD (Non-executive Director) Age 53**
Mr Guy was appointed a Director of PaperlinX in March 2001. Formerly a partner in the law firm Arthur Robinson and Hedderwicks and a Director of Spicers Paper Limited. Currently a Director of Pasminco Limited, Datafast Telecommunications Limited, Pineapplehead Limited, Djerriwarrh Investments Limited and CGNU Australia Holdings Limited.

5 **B J (Barry) Jackson, BCom (Hons), MAICD (Non-executive Director) Age 56**
Mr Jackson was appointed a Director of PaperlinX in February 2000. He has a strong managerial and manufacturing background and has recently retired as Managing Director of Pacifica Group Limited. Chairman of the Human Resources Committee and a member of the Governance and Nomination Committee.

6 **N L (Nora) Scheinkestel, LLB (Hons) PhD, MAICD (Non-executive Director) Age 41**
Dr Scheinkestel was appointed a Director of PaperlinX in February 2000. Her background is as a senior finance executive with international banks and as a consultant in structured and project finance. She is a director of City West Water Ltd, Docklands Authority, IOOF Ltd and Newcrest Mining Limited, and is an Associate Professor at the Melbourne Business School. Chairman of the Audit and Compliance Committee and a member of the Governance and Nomination Committee.

7 **D A (David) Walsh, LLB, MAICD (Non-executive Director) Age 61**
Mr Walsh was appointed a Director of PaperlinX in July 2000. He is a partner of the law firm, Mallesons Stephen Jaques and has been professionally involved in a range of industries including the pulp and paper industry during a 40 year career. He is also Chairman of Templeton Global Growth Fund Ltd and a director of Heide Museum of Modern Art. Member of the Human Resources Committee and the Governance and Nomination Committee.

8 **P R (Peter) Waterworth, MAICD (Executive Director) Age 56**
Mr Waterworth was appointed an Executive Director of PaperlinX and Chief Operating Officer Merchanting and Paper Trading, PaperlinX in March 2001. He is the former Managing Director of Spicers Paper Limited. Prior to that he was Executive General Manager, Group Paper Distribution for Spicers; General Manager of Edwards Dunlop from 1992 to 1999 and Spicers Paper from 1988 to 1992. Former member of the Business Council of Australia.

9 **L J (Lindsay) Yelland, BSc MAICD (Non-executive Director) Age 55**
Mr Yelland was appointed a director of PaperlinX in February 2000. He is currently Chairman of mCom Solutions Limited and a director of Ideas International Limited, Shield Telecommunications Limited and Layer 2 Communications Limited. Mr Yelland has over 30 years experience in the telecommunications and computer industries. Member of the Audit and Compliance Committee.

Corporate Governance

The Corporate Governance practices of PaperlinX Limited and its Controlled Entities for the year to 30 June 2001 are as follows:

PaperlinX's Board of Directors has adopted a set of principles for the corporate governance of the company which, together with the following committees, establish the framework of how the Board is to carry out its duties and obligations on behalf of the shareholders. This statement outlines the corporate governance practices in place at the date of this report.

Board of Directors and its Committees

The Board has the overall responsibility for corporate governance of the company including its strategic direction, the review of plans established by the management team and the monitoring of performance against those plans.

To assist in the execution of its responsibilities, the Board has established the following committees:

- Governance and Nomination
- Human Resources
- Audit and Compliance

All committees have written mandates and operating procedures, which are reviewed on a regular basis and operate principally in a review or advisory capacity, except in cases where powers are expressly conferred on or delegated to a committee by the Board.

The Board does not itself manage the business, as this is delegated to the Managing Director and his team. The Board has, however, set up a framework for the management of the business, including a system of internal control and business risk management and the establishment of appropriate ethical standards so that it is able to discharge its role of bearing ultimate responsibility.

Composition of the Board

There are currently nine directors on the Board – six non-executive directors and three executive directors.

All non-executive directors are independent and have no business or other relationships which could compromise their independence. Were a potential conflict of interest to arise, the director concerned would inform the Chairman and Board accordingly and, if appropriate, leave the Board meeting while the matter is resolved. Directors keep the Board advised of any interest that could potentially create conflict with those of the company.

Other than the Managing Director, all directors are subject to re-election by rotation every three years and must retire at the Board meeting following their 70th birthday or upon termination of their employment in the case of executive directors.

The names and details of the directors of the company in office at the date of this statement are set out on page 26 and in the Directors' Report on pages 29 to 32 of this report.

Governance and Nomination Committee

The Governance and Nomination Committee's responsibilities are to determine and make recommendations to the Board on:

the composition and structure of the Board; new Board member nominees; selection and appointment of the Managing Director; remuneration of non-executive directors; the term of Board appointments; and the rotation of directors on committees.

The Committee also keeps all aspects of corporate governance issues under review and establishes and reviews adherence to appropriate codes of conduct for the Board and senior management as well as monitoring Board performance generally.

The present members of the Governance and Nomination Committee are:

- D E Meiklejohn (Chairman);
- B J Jackson;
- N L Scheinkestel; and
- D A Walsh.

The Managing Director is an ex officio member of the Committee.

Human Resources Committee

The Human Resources Committee's responsibilities are to determine and make recommendations to the Board on remuneration policies and practices for the company and specifically on remuneration packages and policies applicable to senior management.

The Committee's role also includes responsibility for share option plans, incentive performance packages and succession planning. Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Human Resources Committee also considers independent advice on appropriate remuneration packages.

The present members of the Human Resources Committee are:

- B J Jackson (Chairman);
- D E Meiklejohn; and
- D A Walsh.

The Managing Director is an ex officio member of the Committee.

Audit and Compliance Committee

The Audit and Compliance Committee's responsibilities are to determine and make recommendations to the Board on the establishment and maintenance of a framework of internal and external controls and compliance reporting for the company.

Some specific responsibilities of the Committee are to:

- review and report to the Board on half-yearly and yearly financial statements prior to their external release;
- monitor and review the framework, adequacy and security of internal control and accounting and management information systems;
- review major capital project post audits;
- ensure adequate audit coverage for all major financial risks of the business;
- review all reports from the external auditors that have been commissioned;
- assess significant business risks including major customer contracts;
- review major non-financial regulatory matters through the use of a compliance monitoring reporting regime which covers, inter alia:

  environment, safety and health, asset protection (including insurance), trade practices, discrimination, conflict of interest, and ethical standards.

The present members of the Audit and Compliance Committee are:

- N L Scheinkestel (Chairman);
- A F Guy; and
- L J Yelland.

The Chairman of the Board is an ex officio member of the Committee.

The Managing Director, relevant senior staff and the internal and external auditors are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

Directors Dealing in Company Shares

Each director must hold a minimum of 1,000 shares in PaperlinX Limited. Current shareholdings are shown on page 32. Company policy permits directors to deal in company shares as follows:

- in the period between 48 hours after the release of the company's annual results to the Australian Stock Exchange (ASX) and 14 days after the annual general meeting; and
- in the period between 48 hours after the release of the company's half-yearly results to the ASX and 14 days thereafter.

However, directors and senior management are prohibited from dealing in company shares at any time where they are aware of price sensitive information that has not been made public.

Access to Independent Professional Advice

For the purposes of the proper performance of their duties, after consultation with the Chairman, directors are free to seek independent professional advice at the company's expense.

Ethical Standards

The directors acknowledge the need for, and continued maintenance of, the highest standards of ethical conduct by all directors and employees of the consolidated entity. The directors have adopted a Board Code of Ethics which sets out the fundamental ethical values that underpin their participation as members of the Board and its committees.

The PaperlinX Group has a Vision and set of Guiding Principles and has also established ethical values which set out the professional standards of behaviour required of all officers and employees in the conduct of the company's affairs. These are distributed to all business units to ensure employees are familiar with their contents.

Communications to Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Unless a shareholder has specifically requested not to receive the document, information will be communicated to shareholders as follows:

- the company's Full Year Financial Report. The Board will ensure that the report includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments in addition to other disclosures required by the Corporations Act;
- the Chairman's address to the annual general meeting and a review of trading results for the three months to 30 September; and
- a half-yearly financial report summarising the financial information and a review of the operations of the consolidated entity during the period. The half-year (audit review only) financial report will be prepared in accordance with the requirements of applicable Accounting Standards and the Corporations Act and is lodged with the Australian Securities and Investments Commission and the ASX.

Directors' Report

Directors

The names of the directors of PaperlinX Limited in office at the date of this report are:

D E Meiklejohn	N L Scheinkestel
I M Wightwick	D A Walsh
D G Abotomey	P R Waterworth
A F Guy	L J Yelland
B J Jackson	

The following directors were appointed since 30 June 2000 and held office at the date of this report:

D A Walsh	27 July 2000
D G Abotomey	1 March 2001
A F Guy	1 March 2001
P R Waterworth	1 March 2001

Details of the qualifications, experience and special responsibilities of directors are set out on page 26 of the Full Year Financial Report.

Principal Activities

The principal activities of the consolidated entity were the distribution and sale of fine communication papers and the manufacture of communication papers and high performance packaging papers. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review and Results of Operations

A review of the operations of the PaperlinX group during the financial year and the results of those operations is contained in pages 4 to 24 of the Full Year Financial Report.

Dividends

Dividends paid or declared by the company since the end of the previous financial year were:

Type	Cents per share	$million	Date of payment	Tax rate for franking credits
In respect of the 1999/2000 financial year:				
– Final – fully paid shares	5	12.8	27 Sep 00	34%
In respect of the 2000/2001 financial year:				
– Interim – fully paid shares	13	41.7	12 Apr 01	34%
– Final – fully paid shares	14	44.9	28 Sep 01	30%
Total dividends		99.4		

All dividends paid or declared by the company since the end of the previous financial year were 100% franked.

State of Affairs

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2001 were as follows:

- the acquisition of the balance of the shares in Spicers Paper Limited; and
- the acquisition of shares in Coast Paper Canada Group.

Commentary on the overall state of affairs of the economic entity is set out on pages 1 to 24 of the Full Year Financial Report.

Environmental Regulation

The consolidated entity is subject to significant environmental regulation in respect of its forestry and manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The environmental report is set out on pages 20 to 22 of the Full Year Financial Report.

Matters Subsequent to the End of the Financial Year

Since 30 June 2001 and to the date of this report the company announced the sale of 100% of the shares of Australian Paper Plantations Pty Ltd effective 31 August 2001. Consideration to be received is approximately $152.7 million and the fair value of the net assets at the date of sale is anticipated to be $152.7 million. On 8 August 2001, the group announced the restructure of its Australian merchanting business to achieve synergies as outlined in the Bidder's Statement for Spicers Paper Limited. The group is also negotiating the sale of the businesses of Edwards Dunlop Paper and Commonwealth Paper as agreed with the Australian Competition and Consumer Commission. Other than the matters discussed above, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that has significantly affected or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

Future Developments

Certain likely developments in the operations of the consolidated entity known at the date of this report have been covered generally within the Full Year Financial Report. In the opinion of the directors any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the company during the financial year are:

	Board of Directors		Audit and Compliance Committee		Governance and Nomination Committee		Human Resources Committee	
Directors as at 30 June 2001								
	A	B	A	B	A	B	A	B
D E Meiklejohn	17	17			1	1	6	6
I M Wightwick	17	16					6	5
D G Abotomey(2)	4	4						
A F Guy(2)	4	3	2	2				
B J Jackson	17	17			1	1	6	6
N L Scheinkestel	17	17	6	6	1	1		
D A Walsh(2)	17	16	3	1	1	1	5	3
P R Waterworth(2)	4	4						
L J Yelland	17	17	6	5				

A – Number of meetings held during the time the director held office during the year.

B – Number of meetings attended.

Directors' and Senior Executives' Emoluments

The Board's Governance and Nomination and Human Resources Committees are responsible for reviewing remuneration policies and practices, including the compensation and arrangements for executive directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share option plans. Executive and senior management performance review and succession planning are matters referred to and considered by the Committees. The Committees have access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Executive directors and senior executives may receive incentives based on the achievement of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance-based remuneration.

Details of the nature and amount of each major element of the emoluments of each director of the company and each of the five named executives of the company and the consolidated entity receiving the highest emoluments are:

Emoluments – 2000/2001

Directors	Base Emoluments	Incentive	Super-annuation	Other	Total
D E Meiklejohn	195,833		15,667		211,500
I M Wightwick	722,000	346,950	148,350[1]	72,409	1,289,709
D G Abotomey[2]	318,750	144,000	55,781[1]	34,826	553,357
A F Guy[2]	24,716		1,977		26,693
B J Jackson	71,250		5,700		76,950
N L Scheinkestel	76,250		6,100		82,350
D A Walsh[2]	64,524		5,162		69,686
P R Waterworth[2]	212,500	95,625		65,565	373,690
L J Yelland	70,625		5,650		76,275

There are no executives employed by PaperlinX Limited.

All management are employed by subsidiary companies.

Senior Executives	Base Emoluments	Incentive	Super-annuation	Other	Total
D M Goldthorp	385,000	173,250	67,375[1]	32,640	658,265
G R Court	257,447	119,218	45,053[1]	20,435	442,153
I R Howard	249,757	108,464	43,707[1]	28,937	430,865
F P Huntley	251,940	106,294	42,073[1]	23,648	423,955
D M Shirer[2]	165,000	49,500	18,150[1]	13,821	246,471

In addition to the emoluments in the above tables, executives are eligible to earn fully paid shares under the company's long term incentive plans. There are two components to the performance criteria for those plans. The first compares the total shareholder return (TSR) of the company against a basket of comparative companies in the ASX 200 (Comparators). The second requires that the growth in earnings per share of the company exceed CPI plus 5%.

For the year ending 30 June 2001 the TSR of the company ranked in the second quartile compared to relevant Comparators, and growth in earnings per share was 10% compared to 8% for the CPI plus 5%. As a result, the following shares have been earned by executives pursuant to the incentive share plans for the Managing Director and senior executives:

Long Term Incentive Share Issue	Shares Earned
I M Wightwick	118,750
D G Abotomey	33,250
G R Court	23,750
D M Goldthorp	23,750
I R Howard	23,750
D M Shirer (2)	23,750
P R Waterworth (2)	13,854

Note 1: Benefit to employee during contribution holiday.

Note 2: Appointed during the year.

Options

Since 1 July 2000 the company granted options over unissued ordinary shares to the following executive directors and the five named officers as part of their remuneration in accordance with the shareholder approved plan. No amount has been included in the above remuneration for options issued during the year.

	Number of Options Granted[a]	Exercise Price[b]
Executive Directors (allotted prior to being appointed a director).		
D G Abotomey	35,000	$3.32
P R Waterworth	200,000	$3.50
Officers		
G R Court	25,000	$3.32
D M Goldthorp	25,000	$3.32
I R Howard	25,000	$3.32
F P Huntley	25,000	$3.32
D M Shirer	150,000	$3.50

(a) All options were granted during the financial year. No options have been granted since the end of the financial year.

(b) The exercise price of the options was calculated based on an average price of PaperlinX shares in the relevant period prior to their allotment.

At the date of this report unissued ordinary shares of the company under option were:

When exercisable	Exercise Price	Number of shares
Within 30 days of	$3.13	1,380,000
termination of	$3.32	407,500
employment of holder	$3.50	715,000
		2,502,500

The options cannot be exercised for three years from the date of being granted, except on termination of employment.

These options do not entitle the holder to participate in any share issue of the company.

During or since the end of the financial year, the company issued ordinary shares as a result of the exercise of options on termination of employment as follows:

Number of shares	Amount paid on each share	Market value of shares on date of exercise
140,000	$3.13	$3.70 to $4.23
37,500	$3.32	$3.62 to $4.25

There were no amounts unpaid on the shares issued.

Directors' Interests

Ordinary shares	Fully paid	Options over ordinary shares
D E Meiklejohn	46,297	
I M Wightwick	29,386	
D G Abotomey	4,818	235,000
A F Guy	22,519	
B J Jackson	25,000	
N L Scheinkestel	13,180	
D A Walsh	5,000	
P R Waterworth	94,286	200,000
L J Yelland	3,000	

Interests of Non-executive Directors in Contracts or Proposed Contracts with the Company.

Directors of PaperlinX Limited have entered into agreements with the company for the payment of retiring allowances on retirement as a director. Agreements for the provision of benefits to directors on retirement are made under the provisions of PaperlinX's Constitution. In addition, directors of PaperlinX Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 26 of the Full Year Financial Report.

Indemnification and Insurance of Officers and Auditors

The company has agreements with each of the directors of the company in office at the date of this report (listed on page 29), and certain present and former officers of the company, indemnifying those officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contracts.

Rounding

The company is the kind referred to in the ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Melbourne this 13th day of August 2001.

David Meiklejohn
Chairman

Financial Statements

The financial information provided in the following pages is for PaperlinX Limited and the PaperlinX Limited Group.

As outlined in the PaperlinX prospectus dated 25 February 2000, PaperlinX acquired from Amcor a number of businesses effective 1 April 2000 and accordingly they are not included in the prior period financial results for the period 1 July 1999 to 31 March 2000. The financial results for 2000 therefore differ from the 'pro forma' financials shown in pages (i) to 18 and on the inside of the back cover of the Full Year Financial Report 2001, the PaperlinX prospectus and news releases.

Financial Statements Contents

Statements of Financial Performance

For the year ended 30 June	Note	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Revenue from ordinary activities	2	**2,365.6**	1,908.2	**93.5**	169.3
Expenses from ordinary activities	3	**(2,165.8)**	(1,775.0)	**(2.4)**	–
Borrowing costs	4(b)	**(47.6)**	(29.5)	**–**	–
Share of net profit (after tax) of associates accounted for using the equity method	37	**5.3**	2.5	**–**	–
Profit from ordinary activities before income tax	4	**157.5**	106.2	**91.1**	169.3
Income tax expense	5	**(51.9)**	(20.3)	**–**	–
Net profit attributable to members of PaperlinX Limited		**105.6**	85.9	**91.1**	169.3
Increase in asset revaluation reserve	25	**–**	8.8	**–**	–
Net exchange differences on translation of overseas controlled entities	25	**2.8**	0.1	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		**2.8**	8.9	**–**	–
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		**108.4**	94.8	**91.1**	169.3

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

Statements of Financial Position

As at 30 June	Note	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
CURRENT ASSETS					
Cash assets	7	**93.6**	29.6	–	–
Receivables	8	**520.9**	290.3	**45.0**	15.3
Inventories	9	**592.0**	290.0	–	–
Total Current Assets		**1,206.5**	609.9	**45.0**	15.3
NON-CURRENT ASSETS					
Receivables	10	**2.3**	–	**1.3**	–
Investments accounted for using the equity method	11	–	114.5	–	–
Other financial assets	12	**2.0**	1.5	**1,549.8**	1,549.8
Property, plant and equipment	13	**1,113.3**	1,048.8	–	–
Standing timber	14	**167.1**	165.2	–	–
Intangible assets	15	**173.3**	10.4	–	–
Deferred tax assets	16	**44.7**	28.4	–	–
Total Non-current Assets		**1,502.7**	1,368.8	**1,551.1**	1,549.8
Total Assets		**2,709.2**	1,978.7	**1,596.1**	1,565.1
CURRENT LIABILITIES					
Payables	17	**404.3**	192.4	–	11.8
Interest bearing liabilities	18	**269.0**	7.5	**409.7**	609.8
Current tax liabilities	19	**36.5**	28.5	–	–
Provisions	20	**98.3**	52.8	**45.0**	15.3
Total Current Liabilities		**808.1**	281.2	**454.7**	636.9
NON-CURRENT LIABILITIES					
Interest bearing liabilities	21	**515.3**	569.6	–	–
Deferred tax liabilities	22	**170.1**	150.4	–	–
Provisions	23	**38.0**	30.3	–	–
Total Non-current Liabilities		**723.4**	750.3	–	–
Total Liabilities		**1,531.5**	1,031.5	**454.7**	636.9
Net Assets		**1,177.7**	947.2	**1,141.4**	928.2
EQUITY					
Contributed equity	24	**1,137.0**	928.2	**1,137.0**	928.2
Reserves	25	**12.3**	7.6	–	–
Retained profits	26	**28.3**	11.3	**4.4**	–
Total parent entity interest		**1,177.6**	947.1	**1,141.4**	928.2
Outside equity interests in controlled entities	27	**0.1**	0.1	–	–
Total Equity		**1,177.7**	947.2	**1,141.4**	928.2

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

Statements of Cash Flows

For the year ended 30 June	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	**2,366.5**	1,498.3	**2.6**	–
Payments to suppliers and employees	**(2,107.6)**	(1,320.8)	**(2.4)**	–
Dividends received	**3.0**	0.2	**60.8**	154.0
Interest received	**2.7**	1.1	**–**	–
Interest paid	**(38.5)**	(35.5)	**–**	–
Income taxes paid	**(37.1)**	(0.5)	**–**	–
Other income received	**8.3**	13.3	**–**	–
Net Cash from Operating Activities[1]	**197.3**	156.1	**61.0**	154.0
CASH FLOWS FROM INVESTING ACTIVITIES				
Loans repaid by other persons	**–**	9.2	**–**	–
Acquisition of:				
Controlled entities and assets	**(118.3)**	(286.8)	**–**	(1,429.9)
Investments accounted for using the equity method	**–**	(112.5)	**–**	–
Property, plant and equipment	**(48.5)**	(53.2)	**–**	–
Proceeds on disposal of:				
Controlled entities and businesses	**0.3**	321.3	**–**	–
Property, plant and equipment	**1.7**	3.4	**–**	–
Net Cash used in Investing Activities	**(164.8)**	(118.6)	**–**	(1,429.9)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	**(57.0)**	(154.0)	**(57.0)**	(154.0)
Proceeds from issue of shares	**0.5**	940.0	**0.5**	940.0
Loans from controlled entities	**–**	–	**6.3**	489.9
Loans (repaid to)/received from other persons	**(0.4)**	0.5	**–**	–
Proceeds from borrowings	**780.9**	900.0	**–**	–
Repayment of borrowings	**(754.1)**	(1,716.0)	**–**	–
Principal lease repayments	**(1.6)**	(3.5)	**–**	–
Demerger costs	**(10.8)**	–	**(10.8)**	–
Net Cash (used in)/from Financing Activities	**(42.5)**	(33.0)	**(61.0)**	1,275.9
NET INCREASE IN CASH HELD	**(10.0)**	4.5	**–**	–
Cash at the Beginning of the Year	**25.6**	21.1	**–**	–
Cash acquired on acquisition of controlled entities	**63.9**	–	**–**	–
Exchange rate changes on translation of foreign currency cash flows and cash balances	**10.8**	–	**–**	–
Cash at the End of the Year[2]	**90.3**	25.6	**–**	–

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

For the year ended 30 June	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
(1) RECONCILIATION OF NET PROFIT AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES				
Net Profit After Income Tax	**105.6**	85.9	**91.1**	169.3
Depreciation of property, plant and equipment	**58.2**	42.9	–	–
Amortisation of leased assets	**0.4**	1.0	–	–
Amortisation of goodwill	**4.7**	0.9	–	–
Interest capitalised	–	(0.4)	–	–
Movement in net market value of standing timber	**(4.0)**	(0.6)	–	–
(Profits)/losses on disposal of non-current assets	**0.4**	0.9	–	–
Significant items charged to profit	–	0.4	–	–
Increase/(decrease) in current and deferred taxes	**14.8**	19.8	–	–
Increase/(decrease) in provisions	**11.1**	5.8	–	–
Share of associate company's net profits	**(5.3)**	(2.5)	–	–
Dividends received from associated company	**2.9**	–	–	–
Movement in accrued and prepaid interest	**7.1**	(7.5)	–	–
Other non-cash	**(0.9)**	–	–	–
Cash Flow from Operations Before Changes in Assets and Liabilities and Significant Items	**195.0**	146.6	**91.1**	169.3
Changes in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:				
(Increase)/decrease in debtors, prepayments and other items	**16.8**	(57.6)	**(30.1)**	(15.3)
(Increase)/decrease in inventories	**5.5**	51.3	–	–
Increase/(decrease) in payables	**(17.8)**	22.6	–	–
Significant items paid	**(2.2)**	(6.8)	–	–
Net Cash from Operating Activities	**197.3**	156.1	**61.0**	154.0

(2) RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at 30 June 2001 as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Cash – refer Note 7	**93.6**	29.6	–	–
Secured bank overdrafts – refer Note 18	**(1.3)**	(1.1)	–	–
Unsecured bank overdrafts – refer Note 18	**(2.0)**	(2.9)	–	–
	90.3	25.6	–	–

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

NOTE 1. ACCOUNTING POLICIES

The following significant accounting policies have been applied by PaperlinX Limited and its controlled entities ("the consolidated entity"), having regard to their activities, in the preparation of the Statements of Financial Performance, Statements of Financial Position and Statements of Cash Flows.

(1) Accounting Standards

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) Basis of Preparation of Accounts

The financial report is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs except where stated otherwise, and does not take into account changing money values or current values of non-current assets.

(3) Reclassification of Financial Information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 (Statement of Financial Performance), AASB 1034 (Financial Report Presentation and Disclosures) and the new AASB 1040 (Statement of Financial Position).

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the Statements of Financial Performance to Note 26.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items in Note 4(c). These items are no longer identified separately on the face of the Statements of Financial Performance.

The following assets and liabilities have been removed from previous classifications and are now disclosed as separate line items on the face of the Statements of Financial Position:

- Investments accounted for using the equity method, previously presented within investments;
- Deferred tax assets, previously presented within other non-current assets;
- Current tax liabilities, previously presented within current provisions;
- Deferred tax liabilities, previously presented within non-current provisions; and
- Other financial assets, previously presented within investments.

(4) Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of PaperlinX Limited being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

Controlled Entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Dividends from controlled entities are recognised when they are declared.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

The financial statements of Spicers Paper Limited Group have been included on a 100% basis from 1 January 2001.

PaperlinX Canada Corp, incorporating the business of Coast Paper in Canada, has been included on a 100% basis from 1 May 2001.

Associates

Investments in associates are accounted for in the consolidated financial statements using the equity accounting method from the date significant influence commences until the date significant influence ceases. Associates are those entities over which the consolidated entity exercises significant influence, but does not control.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated Statements of Financial Performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Dividends from associates are recognised when they are received.

Other Entities

Other investments are brought to account at the lower of cost or recoverable amount and dividend income is recognised in the Statements of Financial Performance when received.

(5) Revenue Recognition

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts, allowances and the amount of goods and services tax) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of the goods has passed to the customer.

Services

Revenue from the provision of services is recognised when the service is provided.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

(6) Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 (Tax Effect Accounting) whereby the taxation benefits or liabilities, which arise due to differences between the time when items are taken up in the consolidated entity's financial statements and when they are to be taken up for income tax purposes are shown either as a future income tax benefit or as a deferred income tax liability. The future income tax benefit and deferred income tax liability are taken up at the tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Capital Gains Tax

Capital gains tax, where applicable, is provided for in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

The net amount of GST payable to the ATO is included as a current liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(7) Depreciation

Property, plant and equipment, excluding freehold land and standing timber, are depreciated at rates based upon their expected useful lives using the straight-line method.

Depreciation rates used for each class of asset are as follows:

Land improvements: between 1% – 3%

Buildings: between 1% – 4%

Plant and equipment: between 4% – 20%

Finance leases: between 4% – 20%.

(8) Employee Entitlements

Provisions

Provisions for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date. Provisions for other employee entitlements which are not expected to be settled within 12 months are discounted using the rate, at balance date, attaching to those national government securities which most closely match the terms of maturity of the related entitlements.

Provisions relating to long service leave have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Provisions for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and based on the consolidated entity's experience with staff departures.

NOTE 1. ACCOUNTING POLICIES (cont'd)

Employee Share Plans

The consolidated entity maintains two Employee Share Plans, the Employee Share Purchase Plan (ESPP) and the Employee Share Option Plan (ESOP). Both plans were established in the year ended 30 June 2000.

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of 12 months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the directors. The number of shares offered and the issue price are determined at the discretion of the directors.

When issues relating to the ESPP are made, loans to assist in the purchase of shares will be shown as receivables. Shares are held in trust until the loan is fully paid. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity.

Employee Share Option Plan

At the discretion of the directors, employees of the consolidated entity may be offered a specified number of shares or options in relation to unissued shares. In accordance with the rules of the ESOP, the issue price of shares is determined by the directors, although the amount payable upon subscription must not be less than 1% of the issue price. In accordance with the rules of the ESOP, options may be issued upon such terms and conditions as determined by the directors at the time of the invitation.

No value is recognised at the time of the issue of options under the ESOP. If exercised, contributions are recognised as equity. Shares issued under the ESOP are treated as equity to the extent the shares are paid up.

Issues relating to the ESPP and the ESOP are detailed in Note 24.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred. Further information is set out in Note 35.

(9) Borrowing Costs

Interest and other financing charges are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

(10) Property, Plant and Equipment

Depreciable property, plant and equipment are shown in the financial statements at cost less accumulated depreciation.

The carrying amounts of all property, plant and equipment are reviewed annually. If the carrying amount of an item of property, plant and equipment exceeds its recoverable amount, the asset is written down to the lesser amount. In assessing recoverable amounts, the relevant cash flows are not discounted to their present value.

(11) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(12) Foreign Currency Translation

Transactions

The consolidated entity is exposed to changes in foreign exchange rates as a consequence of its activities. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract. As a result, such foreign currency transactions are not subject to movements in exchange rates.

Translation of Foreign Controlled Entities

The financial statements of foreign controlled entities which are classified as being financially and operationally independent are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuation reserve.

Any exchange gains/losses arising on transactions entered into and to hedge the currency fluctuations on the net investment in foreign controlled entities are recorded, net of tax, directly in the exchange fluctuation reserve.

(13) Financial Instruments

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from activities. The consolidated entity uses the following financial instruments to hedge these risks: interest rate swaps and forward exchange contracts. Financial instruments are not held for speculative purposes.

Financial Instruments included in Equity

Details of shares issued and options outstanding over ordinary shares at balance date are set out in Note 24.

Financial Instruments included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised. Refer Note 1(9).

Financial Instruments included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

(14) Leased Assets

The consolidated entity adopts the provisions of Accounting Standard AASB 1008 (Accounting for Leases) in respect of those assets of the consolidated entity which are the subject of finance leases.

(15) Research and Development Expenditure

Expenditure on research and development is reported as a charge against operating profit in the year in which the expenditure is incurred.

(16) Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 (Accounting for Goodwill).

All goodwill is amortised in equal installments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.

The unamortised balance of goodwill is reviewed annually and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(17) Standing Timber

The consolidated entity adopts the provisions of Accounting Standard AASB 1037 (Self-Generating and Regenerating Assets) whereby standing timber is valued at net market value and increments and decrements in the net market value are recognised in the Statements of Financial Performance in the financial period in which they occur.

Standing timber less than 10 years of age is carried at the cost of afforestation expenditure.

Standing timber greater than 10 years of age is valued at the market price of estimated recoverable wood volumes net of harvesting and delivery costs.

(18) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current year.

(19) Change in Accounting Policy

Revaluation of Non-current Assets

The consolidated entity has elected to adopt early the provisions of the revised Accounting Standard AASB 1041 (Revaluation of Non-current Assets) for the first time from 1 July 2000. The standard requires each class of non-current asset to be measured on either the cost or fair value basis. AASB 1041 does not apply to goodwill, investments accounted for using the equity method, deferred tax assets and other assets measured at net market value where the market value movements are recognised in the Statements of Financial Performance.

The consolidated entity has applied AASB 1041 as follows:

Land, Land Improvements and Buildings

The consolidated entity has assumed that the cost of land, land improvements and buildings is equal to the carrying value as at 1 July 2000.

The carrying value as at 1 July 2000 for land, which comprised $24.4 million at cost and $7.0 million at independent valuation 1999, has been assumed to be equal to a cost of $31.4 million as of that date.

The carrying value as at 1 July 2000 for land improvements which comprised $6.6 million at cost and $6.7 million at independent valuation 1999, has been assumed to be equal to a cost of $13.3 million as at that date.

The carrying value as at 1 July 2000 for buildings which comprised $62.1 million at cost and $99.1 million at independent valuation 1999, has been assumed to be equal to a cost of $161.2 million as at that date.

The change in accounting policy has no financial effect in the current year or in prior financial years.

Other Non-current Assets

The consolidated entity has continued to apply the cost basis for other non-current assets comprising receivables, other financial assets, plant and equipment and leased assets.

Notes to the Financial Statements as at 30 June 2001 (cont'd)

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from Operating Activities				
Sales of goods	**2,352.8**	1,570.3	**–**	–
Rendering of services:				
• Controlled entities	**–**	–	**3.0**	–
• Commissions	**8.3**	13.3	**–**	–
	8.3	13.3	**3.0**	–
Interest received:				
• Other	**2.7**	1.1	**–**	–
	2.7	1.1	**–**	–
Dividends received:				
• Controlled entities	**–**	–	**90.5**	169.3
• Other	**0.1**	0.2	**–**	–
	0.1	0.2	**90.5**	169.3
	2,363.9	1,584.9	**93.5**	169.3
Revenue from Outside Operating Activities				
Proceeds on disposal of non-current assets	**1.7**	3.6	**–**	–
Proceeds on disposal of businesses and controlled entities	**–**	319.7	**–**	–
	1.7	323.3	**–**	–
Total Revenue from Ordinary Activities	**2,365.6**	1,908.2	**93.5**	169.3
NOTE 3. EXPENSES FROM ORDINARY ACTIVITIES[1]				
Cost of sales	**1,834.4**		**–**	
Distribution and warehousing expenses	**129.3**		**–**	
Sales and marketing expenses	**45.4**		**–**	
General and administration expenses	**153.4**		**2.4**	
Research and development expenses	**3.3**		**–**	
Total Expenses from Ordinary Activities	**2,165.8**		**2.4**	

(1) In accordance with the provisions of the Accounting Standard AASB 1034 (Financial Report Presentation and Disclosures) no comparative data has been presented for the year ended 30 June 2000.

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m

NOTE 4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

(a) Profit from ordinary activities, before income tax comprises the following:

	2001 $m	2000 $m	2001 $m	2000 $m
Profit from ordinary activities before depreciation, amortisation, net interest, significant items and income tax	**263.7**	177.9	**91.1**	169.3
Depreciation and amortisation	**(63.3)**	(44.8)	**–**	–
Profit from ordinary activities before net interest, significant items and income tax	**200.4**	133.1	**91.1**	169.3
Net interest	**(42.9)**	(26.5)	**–**	–
Profit from ordinary activities before significant items and income tax	**157.5**	106.6	**91.1**	169.3
Significant items	**–**	(0.4)	**–**	–
Profit from ordinary activities before income tax	**157.5**	106.2	**91.1**	169.3

(b) Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:

	2001 $m	2000 $m	2001 $m	2000 $m
Depreciation:				
◦ of land improvements	**(0.4)**	(0.6)	**–**	–
◦ of buildings	**(5.7)**	(2.9)	**–**	–
◦ of plant and equipment	**(52.1)**	(39.4)	**–**	–
	(58.2)	(42.9)	**–**	–
Amortisation:				
◦ of leased assets	**(0.4)**	(1.0)	**–**	–
◦ of goodwill	**(4.7)**	(0.9)	**–**	–
Total depreciation and amortisation	**(63.3)**	(44.8)	**–**	–
Borrowing costs:				
◦ Interest paid – related parties	**–**	(16.5)	**–**	–
◦ Interest paid – other persons	**(45.5)**	(11.1)	**–**	–
◦ Finance charges on leased assets	**(0.1)**	(0.4)	**–**	–
Interest capitalised – refer Note 1(9)	**–**	0.4	**–**	–
Total interest expense	**(45.6)**	(27.6)	**–**	–
Other borrowing costs	**(2.0)**	(1.9)	**–**	–
Total borrowing costs	**(47.6)**	(29.5)	**–**	–
Net interest expense:				
◦ Interest expense	**(45.6)**	(27.6)	**–**	–
◦ Interest received – refer Note 2	**2.7**	1.1	**–**	–
Total net interest expense	**(42.9)**	(26.5)	**–**	–

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (cont'd)				
(b) Profit from ordinary activities before income tax has been arrived at after (charging)/crediting (cont'd):				
Provisions:				
• Employee entitlements and directors' retiring allowances	**(19.0)**	(16.7)	–	–
• Doubtful debts	**(3.0)**	1.8	–	–
• Diminution in value of inventories	**(2.2)**	(1.8)	–	–
• Other	**(3.6)**	(5.1)	–	–
Total provisions	**(27.8)**	(21.8)	–	–
Movement in standing timber:				
• Change in net market value of standing timber	**19.2**	4.2	–	–
• Net market value of standing timber felled during the year	**(15.2)**	(3.6)	–	–
Net movement in standing timber	**4.0**	0.6	–	–
Lease rentals:				
• Operating leases	**(23.6)**	(15.3)	–	–
Bad debts written off:				
• Trade debtors	–	(0.2)	–	–
Net profit/(loss) on disposal of property, plant and equipment	**(0.4)**	(0.9)	–	–
Net foreign exchange gains/(losses)	**0.9**	–	–	–
(c) Significant items included in profit from ordinary activities before income tax:				
Redundancy and other costs	–	(0.5)	–	–
Year 2000 compliance costs	–	0.1	–	–
Total significant items	–	(0.4)	–	–

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 5. INCOME TAX EXPENSE				
Prima facie income tax expense calculated at standard rates of tax on profit from ordinary activities	**(53.6)**	(38.2)	**(31.0)**	(60.9)
(Add)/deduct the tax effect of:				
◦ Tax rebate on dividends from investments	**1.0**	0.1	**30.8**	60.9
◦ Share of associate's net profit	**1.8**	0.9	**–**	–
◦ Amortisation of goodwill	**(1.5)**	(0.3)	**–**	–
◦ *Change in income tax rate*	**–**	15.0	**–**	–
◦ Other	**(1.0)**	(2.3)	**0.2**	–
◦ Over provision in prior years	**1.4**	4.5	**–**	–
Total Income Tax Expense	**(51.9)**	(20.3)	**–**	–
Income tax expense attributable to:				
◦ Operating profit before significant items	**(51.9)**	(35.5)	**–**	–
◦ Significant items – refer Note 4(c)	**–**	0.2	**–**	–
◦ Change in income tax rate	**–**	15.0	**–**	–
Total Income Tax Expense	**(51.9)**	(20.3)	**–**	–

The balance of the franking account of PaperlinX Limited as at 30 June 2001 was $4.5 million (2000: Nil).

The balance of the consolidated franking account as at 30 June 2001 was $5.9 million (2000: $1.0 million). After taking into account the estimated income tax payable as at 30 June 2001, and the payment of the dividend provided for at that date, the balance of the consolidated franking account is estimated to be $27.9 million (2000: $42.2 million).

The balances of the franking accounts, as referred to above, are stated at 30% as at 30 June 2001 (2000: 34%).

	Consolidated		PaperlinX Limited	
NOTE 6. DIVIDENDS				
Interim dividend paid:				
◦ 13 cents per share paid on 12 April 2001, 100% franked at a 34% tax rate on fully paid shares	**41.7**	–	**41.7**	–
Final divided paid/payable:				
◦ 5 cents per share paid on 27 September 2000, 100% franked at a 34% tax rate on fully paid shares	**–**	12.8	**–**	12.8
◦ 14 cents per share payable on 28 September 2001, 100% franked at a 30% tax rate on fully paid shares[1]	**45.0**	–	**45.0**	–
	86.7	12.8	**86.7**	12.8
Dividends paid/payable to Amcor Limited:				
◦ 18 February 2000, 0.133% franked at a 36% tax rate on fully paid shares	**–**	137.3	**–**	137.3
◦ 7 April 2000, 0.3% franked at a 36% tax rate on fully paid shares	**–**	9.2	**–**	9.2
◦ 12 May 2000, 4.78% franked at a 36% tax rate on fully paid shares	**–**	7.5	**–**	7.5
◦ final dividend payable, unfranked on fully paid shares	**–**	2.5	**–**	2.5
Total dividends paid to Amcor Limited	**–**	156.5	**–**	156.5
Total Dividends	**86.7**	169.3	**86.7**	169.3

(1) The final dividend will be fully franked at a 30% tax rate out of existing franking credits and those arising from the payment of income tax during the year ending 30 June 2002.

It is expected that the interim dividend for the following year will be fully franked.

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 7. CASH ASSETS				
Cash on hand and at bank	**83.8**	24.4	–	–
Deposits at call	**9.8**	5.2	–	–
Total Cash Assets	**93.6**	29.6	–	–
NOTE 8. CURRENT RECEIVABLES				
Trade debtors[1]	**509.1**	275.5	–	–
Provision for doubtful debts	**(13.1)**	(4.5)	–	–
Net trade debtors	**496.0**	271.0	–	–
Other debtors	**13.9**	5.9	**45.0**	15.3
Prepayments	**10.1**	13.3	–	–
Loans to executive directors, officers and employees in the full-time employment of the companies				
• Directors of controlled entities	**0.6**	–	–	–
• Other employees	**0.3**	0.1	–	–
Total Current Receivables	**520.9**	290.3	**45.0**	15.3

(1) Credit terms for trade debtors vary across the consolidated entity.

	Consolidated		PaperlinX Limited	
NOTE 9. INVENTORIES				
At cost:				
Raw materials and stores	**92.3**	107.8	–	–
Provision for diminution in value	**(8.0)**	(7.9)	–	–
Net raw materials and stores	**84.3**	99.9	–	–
Work in progress	**20.2**	17.3	–	–
Finished goods	**476.6**	174.0	–	–
Provision for diminution in value	**(10.0)**	(7.6)	–	–
Net finished goods	**466.6**	166.4	–	–
At net realisable value:				
Finished goods	**20.9**	6.4	–	–
Total Inventories	**592.0**	290.0	–	–

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m

NOTE 10. NON-CURRENT RECEIVABLES

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Loans to executive directors, officers and employees in the full time employment of the companies:[1]				
– Directors of PaperlinX Limited	**0.1**	–	**0.1**	–
– Directors of controlled entities	**0.1**	–	**0.1**	–
– Other employees	**1.5**	–	**1.1**	–
Other loans	**0.6**	–	**–**	–
Total Non-current Receivables	**2.3**	–	**1.3**	–

(1) Loans to executive directors, officers and employees in the full-time employment of the consolidated entity are made in accordance with a scheme to provide financial assistance to enable directors and employees of the consolidated entity to purchase shares in PaperlinX Limited as approved by PaperlinX Limited shareholders. These loans are interest free and are reduced either by the dividends paid on the shares, so issued, or in certain instances in accordance with an agreed schedule of repayments, which does not exceed three years.

NOTE 11. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Listed on the stock exchange[1]	**–**	114.5	**–**	–
Total Investments Accounted for Using the Equity Method	**–**	114.5	**–**	–

(1) The investment of $114.5 million at 30 June 2000 represented the 41.8% investment in Spicers Paper Limited. Since 1 January 2001 the investment in Spicers Paper Limited has been accounted for as an investment, on a 100% basis, in a controlled entity.

NOTE 12. OTHER FINANCIAL ASSETS

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Shares in controlled entities (refer Note 36):				
◦ At cost	**–**	–	**1,549.8**	1,549.8
Total investment in shares in controlled entities	**–**	–	**1,549.8**	1,549.8
Shares in other companies				
– Not listed on stock exchanges:				
◦ At cost	**1.5**	1.5	**–**	–
Total investment in other companies	**1.5**	1.5	**–**	–
Other	**0.5**	–	**–**	–
Total Other Financial Assets	**2.0**	1.5	**1,549.8**	1,549.8

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 13. PROPERTY, PLANT AND EQUIPMENT				
Land:				
• At cost	**40.7**	24.4	–	–
• At independent valuation 1999[1]	**–**	7.0	–	–
Total land	**40.7**	31.4	–	–
Land improvements:				
• At cost	**14.7**	6.6	–	–
• At independent valuation 1999[1]	**–**	6.7	–	–
	14.7	13.3	–	–
Accumulated depreciation	**(1.0)**	(0.6)	–	–
Total net land improvements	**13.7**	12.7	–	–
Buildings:				
• At cost	**192.1**	62.1	–	–
• At independent valuation 1999[1]	**–**	99.1	–	–
	192.1	161.2	–	–
Accumulated depreciation	**(14.6)**	(1.7)	–	–
Total net buildings	**177.5**	159.5	–	–
Plant and equipment:				
• At cost	**1,503.1**	1,332.7	–	–
Accumulated depreciation	**(622.4)**	(489.8)	–	–
Total net plant and equipment	**880.7**	842.9	–	–
Leased assets:				
• Finance leases	**1.6**	4.4	–	–
Accumulated amortisation	**(0.9)**	(2.1)	–	–
Total net leased assets	**0.7**	2.3	–	–
Total Property, Plant and Equipment	**1,113.3**	1,048.8	–	–

(1) An independent valuation, as at December 1999, of the consolidated entity's land, land improvements and buildings was carried out by Mr GR Longden A.V.L.E. (Val) of Jones Lang LaSalle Advisory Services Pty. Ltd., licensed agents and approved valuers, on the basis of existing use. These amounts have all been assumed to be equal to cost from 1 July 2000 in accordance with the provisions of the revised Accounting Standard AASB 1041 (Revaluation of Non-current Assets.

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 13. PROPERTY, PLANT AND EQUIPMENT (cont'd)				
The reconciliation of the movement in each class of property, plant and equipment is as follows:(1)				
Land:				
Balance at beginning of year	31.4	–	–	–
Additions	0.5	–	–	–
Acquisition of controlled entities	8.8	–	–	–
Balance at end of year	40.7	–	–	–
Land improvements:				
Balance at beginning of year	12.7	–	–	–
Additions	1.4	–	–	–
Depreciation	(0.4)	–	–	–
Balance at end of year	13.7	–	–	–
Buildings:				
Balance at beginning of year	159.5	–	–	–
Additions	0.8	–	–	–
Disposals	(0.1)	–	–	–
Depreciation	(5.7)	–	–	–
Acquisition of controlled entities	22.3	–	–	–
Foreign currency movements	0.7	–	–	–
Balance at end of year	177.5	–	–	–
Plant and equipment:				
Balance at beginning of year	842.9	–	–	–
Additions	37.7	–	–	–
Disposals	(1.6)	–	–	–
Depreciation	(52.1)	–	–	–
Acquisition of controlled entities	51.7	–	–	–
Transfers	0.8	–	–	–
Foreign currency movements	1.3	–	–	–
Balance at end of year	880.7	–	–	–
Leased assets:				
Balance at beginning of year	2.3	–	–	–
Disposals	(0.4)	–	–	–
Amortisation	(0.4)	–	–	–
Transfers	(0.8)	–	–	–
Balance at end of year	0.7	–	–	–

(1) In accordance with the provision of the revised Accounting Standard AASB 1041 (Revaluation of Non-current Assets), no comparative data has been presented for the year ended 30 June 2000.

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 14. STANDING TIMBER				
At cost	**59.3**	56.7	–	–
At valuation	**107.8**	108.5	–	–
Total Standing Timber	**167.1**	165.2	–	–

Standing timber comprises plantations of pine and eucalypt.

The consolidated entity's plantations in Victoria are insured against fire and certain other specified risks. Younger trees are insured for their current replacement cost whilst more mature trees are insured for a value equal to estimated wood volume multiplied by the royalty rate of purchasing from external suppliers. The carrying value shown above is lower than the insured value of standing timber.

The carrying value of standing timber above is net of a "yield reduction allowance" of $12.8 million (2000: $8.7 million) in relation to quantities located in areas that are considered to be environmentally sensitive to harvesting, in accordance with the Code of Forest Practice.

Standing timber volumes are first measured when trees are aged in excess of 10 years, being the age at which they first become merchantable.

Accordingly, it is not possible to provide an accurate estimate of standing timber volumes for trees aged between zero and 10 years.

At Cost

Standing timber less than 10 years of age is carried at the cost of afforestation expenditure.

The estimated area held of standing timber valued at cost is 24.2 thousand hectares (2000: 23.1 thousand hectares).

At Valuation

Standing timber greater than 10 years of age is valued at the market price of estimated recoverable wood volumes net of harvesting and delivery costs.

Standing timber volumes at valuation are 8.1 million cubic metres. (2000: 8.75 million cubic metres).

	Consolidated		PaperlinX Limited	
NOTE 15. INTANGIBLE ASSETS				
Goodwill at cost[1]	**202.2**	24.1	–	–
Accumulated amortisation	**(28.9)**	(13.7)	–	–
Total Intangible Assets	**173.3**	10.4	–	–

(1) The major component of the increase in goodwill at cost in the current year, arises on the acquisition of Spicers Paper Limited and the Coast Paper business in Canada. Refer Note 35 2.

	Consolidated		PaperlinX Limited	
NOTE 16. DEFERRED TAX ASSETS				
Future income tax benefits[1]	**44.7**	28.4	–	–
Total Deferred Tax Assets	**44.7**	28.4	–	–

(1) Included in the above future income tax benefits of the consolidated entity is $0.8 million (2000: $0.6 million) relating to accumulated tax losses.

Potential further future income tax benefits of the consolidated entity relating to accumulated tax losses at balance date of $6.3 million (2000: $7.2 million) are not included in the above. These benefits will only be obtainable if:

- *the entities derive future assessable income of a nature and an amount sufficient to enable the benefit of the deductions to be realised;*
- *the entities continue to comply with the conditions for deductibility imposed by income tax law; and*
- *changes in income tax legislation do not adversely affect the ability of the entities to realise the benefit of the deductions.*

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 17. CURRENT PAYABLES				
Trade creditors[1]	**334.1**	137.1	–	–
Other creditors	**70.2**	55.3	–	11.8
Total Current Payables	**404.3**	192.4	–	11.8

(1) Credit terms for trade creditors vary across the consolidated entity.

NOTE 18. CURRENT INTEREST BEARING LIABILITIES				
Secured interest bearing liabilities:				
Bank overdrafts[1]	**1.3**	1.1	–	–
Unsecured interest bearing liabilities:				
Bank overdrafts[1]	**2.0**	2.9	–	–
Bank loans[2]	**265.1**	1.5	–	–
Other loans	**0.2**	0.5	–	–
Amounts owing to controlled entities	**–**	–	**409.7**	609.8
Lease liabilities	**0.4**	1.5	–	–
Total Current Interest Bearing Liabilities	**269.0**	7.5	**409.7**	609.8

(1) The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $23.5 million (2000: $8.2 million). As at 30 June 2001, the unused portions of the facilities were $20.2 million (2000: $4.2 million). The bank overdrafts are payable on demand and are subject to annual review.

(2) Relates to the following bank borrowings:

- *$50.0 million drawn under a $50 million facility maturing in December 2001.*
- *$28.6 million drawn under a SGD 26.5 million facility maturing in January 2002.*
- *$14.0 million drawn under a SGD 15 million facility maturing in December 2001.*
- *$77.3 million drawn under a USD 55 million facility maturing in December 2001.*
- *$20.0 million drawn under a NZD 25 million facility maturing in October 2001.*
- *$75.2 million drawn under a CAD 59.3 million facility maturing in August 2001.*

These amounts will be repaid from other undrawn facilities and proceeds from divestments.

NOTE 19. CURRENT TAX LIABILITIES				
Income tax	**36.5**	28.5	–	–
Total Current Tax Liabilities	**36.5**	28.5	–	–
NOTE 20. CURRENT PROVISIONS				
Dividend payable	**45.0**	15.3	**45.0**	15.3
Employee entitlements	**35.9**	26.0	–	–
Other provisions	**17.4**	11.5	–	–
Total Current Provisions	**98.3**	52.8	**45.0**	15.3

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
NOTE 21. NON-CURRENT INTEREST BEARING LIABILITIES				
Secured interest bearing liabilities:				
Mortgage loans[1]	**0.1**	0.1	–	–
Unsecured interest bearing liabilities:				
Bank loans[2]	**514.2**	568.6	–	–
Other loans	**0.7**	–	–	–
Lease liabilities	**0.3**	0.9	–	–
Total Non-current Interest Bearing Liabilities	**515.3**	569.6	–	–
Reconciliation of Consolidated Net Interest Bearing Liabilities				
Current interest bearing liabilities – refer Note 18	**269.0**	7.5		
Non-current interest bearing liabilities – refer Note 21	**515.3**	569.6		
Total interest bearing liabilities	**784.3**	577.1		
Cash assets – refer Note 7	**(93.6)**	(29.6)		
Net interest bearing liabilities	**690.7**	547.5		

(1) These loans are secured by a charge over buildings of a controlled entity in Europe.

(2) Relates to the following bank borrowings:

- *$464.6 million (2000: $568.6 million) drawn under a $600 million multi-currency facility maturing in May 2003. Drawings under this facility bear interest at BBSY plus an applicable credit margin.*
- *$12.8 million drawn under a SGD 20 million facility maturing in July 2003.*
- *$32.8 million drawn under a $40 million facility maturing in October 2002.*
- *$4.0 million drawn under a NZD 30 million facility maturing in April 2003.*

NOTE 22. DEFERRED TAX LIABILITIES

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Deferred income tax[1]	**170.1**	150.4	–	–
Total Deferred Tax Liabilities	**170.1**	150.4	–	–

(1) Included in the above deferred income tax of the consolidated entity are timing differences in relation to standing timber of $50.1 million (2000: $49.5 million).

NOTE 23. NON-CURRENT PROVISIONS

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Employee entitlements[1]	**32.5**	26.1	–	–
Other provisions[2]	**5.5**	4.2	–	–
Total Non-current Provisions	**38.0**	30.3	–	–

(1) Included in the above employee entitlements of the consolidated entity are provisions relating to directors' retiring allowances. These provisions only relate to non-executive directors of PaperlinX Limited and are in accordance with the company's Constitution and with agreements between the company and individual directors. No liability exists for directors' retiring allowances in respect of directors in the full-time employment of PaperlinX Limited or its controlled entities.

The aggregate provision for employee entitlements at balance date is:

Current – refer Note 20	*35.9*	*26.0*	–	–
Non-current – refer Note 23	*32.5*	*26.1*	–	
Total Provision for Employee Entitlements	*68.4*	*52.1*	–	–

(2) Included in the above other provisions of the consolidated entity are provisions relating to surplus leased premises and self-insurance for workers' compensation in Tasmania and Victoria.

The aggregate other provisions at balance date is:

Current – refer Note 20	*17.4*	*11.5*	–	
Non-current – refer Note 23	*5.5*	*4.2*	–	–
Total Other Provisions	*22.9*	*15.7*	–	–

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 24. CONTRIBUTED EQUITY				
Issued and paid-up share capital				
321,332,087 ordinary shares (2000: 256,830,601 ordinary shares)	**1,137.0**	928.2	**1,137.0**	928.2
Total Contributed Equity	**1,137.0**	928.2	**1,137.0**	928.2
Movement in ordinary share capital				
Balance at beginning of year	**928.2**	–	**928.2**	–
256,830,599 shares issued at $3.66 each	**–**	940.0	**–**	940.0
63,883,186 shares issued at $3.23 each pursuant to the takeover of Spicers Paper Limited	**206.4**	–	**206.4**	–
440,800 shares issued at an average price of $2.04 each pursuant to the Employee Share Purchase Plan	**0.9**	–	**0.9**	–
140,000 shares issued at $3.13 each pursuant to options exercised	**0.4**	–	**0.4**	–
37,500 shares issued at $3.32 pursuant to options exercised	**0.1**	–	**0.1**	–
Transaction costs incurred in relation to the demerger	**–**	(11.8)	**–**	(11.8)
Demerger costs accrued for in prior year now reversed	**1.0**	–	**1.0**	–
Balance at end of year	**1,137.0**	928.2	**1,137.0**	928.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

During the year PaperlinX Limited issued employees shares as follows:

- Employee Share Purchase Plan

  427,600 shares issued to employees in Australia at a discount of 40%, 5,600 shares to employees in the USA at a discount of 40% and 7,600 shares to employees in New Zealand at a discount of 75% to the market price on the date of the issue, in accordance with the terms of the employee share purchase plan as approved by shareholders.

During the year PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share Option Plan

  452,500 options over 452,500 ordinary shares at an exercise price of $3.32 per option, which was the average price for the five days of trading on the Australian Stock Exchange, prior to the allotment date of 20 November 2000.

  715,000 options over 715,000 ordinary shares at an exercise price of $3.50 per option, which was the average price for the five days of trading on the Australian Stock Exchange, prior to the allotment date of 19 April 2001.

  At the date of this report there are 2,502,500 (2000: 1,535,000) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements.

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 25. RESERVES				
ASSET REVALUATION				
Balance at beginning of year	**8.8**	–	–	–
Revaluation of land, land improvements and buildings	–	8.8	–	–
Balance at end of year	**8.8**	8.8	–	–
EXCHANGE FLUCTUATION				
Balance at beginning of year	**(1.2)**	(1.3)	–	–
Exchange fluctuation on translation of overseas controlled entities	**2.5**	0.5	–	–
Share of associated company's exchange fluctuation on translation of overseas controlled entities	**0.3**	(0.4)	–	–
Transfer from retained profits, amounts now realised	**1.9**	–	–	–
Balance at end of year	**3.5**	(1.2)	–	–
Total Reserves	**12.3**	7.6	–	–

Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The reserve is now not available for future asset write-downs as a result of using the deemed cost election for land, land improvements and buildings when adopting AASB 1041.

Exchange Fluctuation Reserve

The exchange fluctuation reserve records the foreign currency differences arising from the translation of the financial statements of self-sustaining foreign operations and the impact of transactions that hedge the company's net investment in a foreign operation net of tax. Refer to Note 1(12).

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
NOTE 26. RETAINED PROFITS				
Balance at beginning of year	**11.3**	94.7	–	–
Net profit attributable to members of PaperlinX Limited	**105.6**	85.9	**91.1**	169.3
Transfer to exchange fluctuation reserve amounts now realised	**(1.9)**	–	–	–
Dividends provided for or paid	**(86.7)**	(169.3)	**(86.7)**	(169.3)
Total Retained Profits	**28.3**	11.3	**4.4**	–

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 27. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES				
Contributed equity	**0.1**	0.1	–	–
Total Outside Equity Interests	**0.1**	0.1	–	–
NOTE 28. CAPITAL EXPENDITURE COMMITMENTS				
Capital expenditure contracted but not provided for:				
◦ Not later than one year	**20.9**	1.3	–	–
◦ Later than one year but not later than five years	**7.6**	–	–	–
Total Capital Expenditure Commitments	**28.5**	1.3	–	–
NOTE 29. LEASE COMMITMENTS				
FINANCE LEASES				
Lease expenditure contracted and provided for:				
◦ Not later than one year	**0.5**	1.7	–	–
◦ Later than one year but not later than five years	**0.3**	0.9	–	–
Minimum lease payments	**0.8**	2.6	–	–
Less: Future finance charges	**(0.1)**	(0.2)	–	–
Total Finance Lease Liability	**0.7**	2.4	–	–
Current lease liabilities – refer Note 18	**0.4**	1.5	–	–
Non-current lease liabilities – refer Note 21	**0.3**	0.9	–	–
Total Finance Lease Liability	**0.7**	2.4	–	–

The consolidated entity enters into finance leases from time to time in relation to plant and equipment. At the end of the lease term the consolidated entity has the option to purchase the plant and equipment at a price established at the time of entering the lease, which is deemed to be a bargain purchase option.

Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index, as detailed in the lease agreement.

OPERATING LEASES				
Lease expenditure contracted but not provided for:				
◦ Not later than one year	**46.8**	16.8	–	–
◦ Later than one year but not later than five years	**125.0**	43.9	–	–
◦ Later than five years	**88.1**	13.4	–	–
Total Operating Lease Commitments	**259.9**	74.1	–	–

The consolidated entity enters into operating leases from time to time in relation to property, plant and equipment. The major component relates to the leases of buildings. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index or operating criteria.

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m
NOTE 30. OTHER EXPENDITURE COMMITMENTS				
Expenditure contracted but not provided for covering supplies and services to be provided:				
◦ Not later than one year	**30.9**	56.6	–	–
◦ Later than one year but not later than five years	**41.1**	42.1	–	–
◦ Later than five years	**107.9**	114.2	–	–
Total Other Expenditure Commitments	**179.9**	212.9	–	–
NOTE 31. CONTINGENT LIABILITIES				
Contingent liabilities arising in respect of:				
Related bodies corporate:				
◦ Bank guarantees	**0.3**	0.5	–	–
◦ Claims	–	0.4	–	–
◦ Other	**6.1**	–	–	–
Total Contingent Liabilities	**6.4**	0.9	–	–

The bank guarantees, the beneficiary of which are third parties, are in relation to the importation of products.

The Other amount relates to a signed commitment to lease a building which is currently under construction. This contingent liability will revert to being an operating lease commitment from the date the building is occupied.

The consolidated entity has entered into a supply agreement with Amcor Limited whereby it agrees to place purchase orders for the supply of wastepaper products for the Maryvale Mill. The supply agreement is for nine years and may be extended for an additional five years.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended), which relieved certain wholly owned Australian subsidiaries from the requirement to prepare audited financial statements, PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36. No liabilities subject to the Deeds of Cross Guarantee at 30 June 2001 are expected to arise to PaperlinX Limited and subsidiaries, as all such subsidiaries were financially sound and solvent at that date.

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m

NOTE 32. AUDITORS' REMUNERATION

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Amounts received or due and receivable for audit services by:				
◦ Auditors of the company	**1.499**	0.838	–	–
◦ Other auditors	**0.108**	–	–	–
Amounts received or due and receivable for other services by:				
◦ Auditors of the company	**0.407**	0.732	–	0.732
◦ KPMG related firms	**0.096**	–	–	–

During the year ended 30 June 2001, $0.137 million was incurred in relation to the takeover of Spicers Paper Limited and was included in those costs capitalised on acquisition.

NOTE 33. REMUNERATION OF DIRECTORS AND EXECUTIVES

REMUNERATION OF DIRECTORS

	Consolidated 2001 $m	Consolidated 2000 $m	PaperlinX Limited 2001 $m	PaperlinX Limited 2000 $m
Amounts paid or payable or otherwise made available to directors	**2.539**	0.753	–	–

Number of directors of the company whose income from the company or any related party falls within the following bands:

$	No.	No.	No.	No.
10,000 – 19,999	–	3	–	–
20,000 – 29,999	**1**	–	–	–
40,000 – 49,999	–	1	–	–
60,000 – 69,999	**1**	–	–	–
70,000 – 79,999	**3**	–	–	–
190,000 – 199,999	**1**	–	–	–
370,000 – 379,999	**1**	–	–	–
490,000 – 499,999	**1**	–	–	–
650,000 – 659,999	–	1	–	–
1,160,000 – 1,169,999	**1**	–	–	–

The remuneration of all non-executive directors has been included in the above table from the date of their appointment to the Board.

In the prior year, Mr IM Wightwick was a director for the period 1 July 1999 to 30 June 2000. During the period 1 July 1999 to 31 March 2000 he was employed by Amcor Limited.

	Consolidated		PaperlinX Limited	
	2001 $m	2000 $m	2001 $m	2000 $m

NOTE 33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont'd)

REMUNERATION OF EXECUTIVES

Amounts received or due and receivable from the company, entities in the consolidated entity or related parties by executive officers	**4.080**	2.129	–	–

Number of executive officers whose remuneration was within the following bands:

$	No.	No.	No.	No.
230,000 – 239,999	–	1	–	–
240,000 – 249,999	1	–	–	–
290,000 – 299,999	–	1	–	–
300,000 – 309,999	–	1	–	–
310,000 – 319,999	–	1	–	–
320,000 – 329,999	–	1	–	–
370,000 – 379,999	1	–	–	–
380,000 – 389,999	1	–	–	–
390,000 – 399,999	1	–	–	–
420,000 – 429,999	1	–	–	–
490,000 – 499,999	1	–	–	–
590,000 – 599,999	1	–	–	–
650,000 – 659,999	–	1	–	–
1,160,000 – 1,169,999	1	–	–	–

In the prior year, the remuneration of executives relates to the period from 1 July 1999 to 30 June 2000. During the period 1 July 1999 to 31 March 2000 their remuneration was paid by Amcor Limited.

The value of options granted during the year has been valued at 30 June 2001 in the range of $1.08 to $0.98 (2000: $0.58 to $0.51), assuming they are held for five years or seven years respectively. This value has been based on certain assumptions regarding the dividend growth of the consolidated entity over the five-year and seven-year terms. The options cannot be exercised for three years from the date of being granted, except upon termination of employment. No amount has been included in the above remuneration for options issued during the year.

	Consolidated					
	Operating Profit 2001 $m	Operating Profit 2000 $m	Sales Revenue 2001 $m	Sales Revenue 2000 $m	Total Assets 2001 $m	Total Assets 2000 $m
NOTE 34. SEGMENT REPORTING						
For the year ended 30 June						
INDUSTRY SEGMENTS						
Merchanting	**43.8**	19.5	**1,442.2**	619.2	**1,096.9**	221.7
Communication Papers	**97.2**	65.8	**794.0**	701.1	**893.6**	945.7
Packaging Papers	**53.5**	60.4	**275.4**	310.4	**309.2**	315.9
Investments/Other	**5.9**	(12.6)	**425.4**	317.4	**409.5**	495.4
Profit before net interest, income tax and significant items	**200.4**	133.1				
Net interest (1)	**(42.9)**	(26.5)				
Profit before income tax and significant items	**157.5**	106.6				
Significant items	**–**	(0.4)				
Inter-segment sales (2)			**(584.2)**	(377.8)		
	157.5	106.2	**2,352.8**	1,570.3	**2,709.2**	1,978.7
GEOGRAPHIC SEGMENTS						
Australia (3)	**180.6**	128.4	**1,682.8**	1,390.8	**2,134.9**	1,901.4
New Zealand (3)	**6.5**	1.6	**151.4**	75.6	**96.3**	39.4
North America (3)	**10.1**	0.2	**425.7**	72.0	**383.4**	19.9
Europe (3)	**0.3**	0.6	**31.8**	31.2	**8.0**	8.4
Asia (3)	**2.9**	2.3	**61.1**	0.7	**86.6**	9.6
Profit before net interest, income tax and significant items	**200.4**	133.1				
Net interest (1)	**(42.9)**	(26.5)				
Profit before income tax and significant items	**157.5**	106.6				
Significant items	**–**	(0.4)				
	157.5	106.2	**2,352.8**	1,570.3	**2,709.2**	1,978.7

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest, income tax and significant items.

NOTE 35. SUPERANNUATION COMMITMENTS

The consolidated entity and certain controlled entities contribute to superannuation funds, which were established to provide benefits for employees and their dependants. The funds cover company-sponsored plans, industry/union plans and other approved funds.

COMPANY SPONSORED PLANS

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either fixed by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to the balance of the cost required to fund the defined benefits or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

There exists a legally enforceable obligation on the employer companies to make such contributions as are required under the rules.

INDUSTRY/UNION PLANS

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

DEFINED BENEFIT PLANS

The table below for the year ended 30 June 2001 shows only the PaperlinX share of the defined benefit plan of the Amcor Superannuation Fund and the Amcor New Zealand Fund. However, the comparative table below for the year ended 30 June 2000 shows the entire defined benefit plan of the Amcor Superannuation Fund and the Amcor New Zealand Fund – as presented in the Amcor Limited Annual Report for the year ended 30 June 2000. This was due to the fact that at the date of reporting last year these funds had not been split into separate Sub-Funds by the relevant actuaries.

All plans are listed below showing the results of the last actuarial assessment, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (fund assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

Funds as at 30 June 2001	Reporting Date	Fund Assets at Net Market Value $m	Accrued Benefits[4] $m	Surplus/ (Deficit)[5] $m	Vested Benefits[6] $m
Controlled Entities					
– Amcor Superannuation Fund[1] June 2000 by WR Aitchison FIA, FIAA	30/6/00	45.5	41.0	4.5	40.3
– Amcor New Zealand Superannuation Fund[2] April 1998 by J Spooner BSc, FIAA, FNZSA	31/3/01	0.9	0.8	0.1	0.6
– Australian Paper Welfare Scheme[3] June 2000 by WR Aitchison FIA, FIAA	30/6/00	19.6	19.6	–	19.6
– Spicers Paper Superannuation Fund July 1999 by A Sach FIAA	30/6/00	51.4	40.4	11.0	41.8
Totals		117.4	101.8	15.6	102.3

Funds as at 30 June 2000	Reporting Date	Fund Assets at Net Market Value $m	Accrued Benefits[4] $m	Surplus/ (Deficit)[5] $m	Vested Benefits[6] $m
NOTE 35. SUPERANNUATION COMMITMENTS (cont'd)					
Controlled Entities					
– Amcor Superannuation Fund[1] June 1997 by WR Aitchison FIA, FIAA	30/06/99	515.3	480.9	34.4	480.4
– Amcor New Zealand Superannuation Fund[2] April 1998 by J Spooner BSc, FIAA, FNZSA	31/03/00	25.2	20.2	5.0	16.6
– Australian Paper Welfare Scheme[3] June 1997 by WR Aitchison FIA, FIAA	30/06/99	19.0	9.8	9.2	6.0
Totals		559.5	510.9	48.6	503.0

(1) Employees of PaperlinX participate in the Amcor Superannuation Fund and PaperlinX contributes to the fund on behalf of these members. In relation to those members with a defined benefits formula, a separate sub-fund was established as at the date of the demerger of PaperlinX Limited from Amcor Limited in order to meet these defined benefit liabilities. The figures for the year ended 30 June 2001 reflect the assets and benefit liabilities attributable to the PaperlinX Limited sub-fund as originally determined by the fund actuary while those reported in the prior year were attributable to the entire fund.

(2) Some PaperlinX employees participate in the Amcor New Zealand Superannuation Fund and PaperlinX Limited contributes to the fund on behalf of those members. The figures for the year to 31 March 2001 reflect the assets and benefit liabilities attributable to those members as determined by the fund actuary while those reported in the prior year were attributable to the entire fund.

(3) The Australian Paper Welfare Scheme is in the process of being wound up. The funding surplus has been allocated to members, therefore the net asset value shown is equivalent to the values for accrued/vested benefit entitlements.

(4) Accrued benefits have been determined based on the amount calculated by the actuary at the date of the most recent actuarial review or as calculated by the Fund Actuary.

(5) The aggregate excess of fund assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $15.6 million. This amount does not represent the excess of fund assets over accrued benefits that exists at 30 June 2001.

(6) Vested benefits are benefits, which are not conditional upon continued membership of the respective fund or any other factor.

Details of contributions to the defined benefit plans during the year and the contributions payable at 30 June 2001 are as follows:

	Consolidated		*PaperlinX Limited*	
	2001 $m	*2000 $m*	*2001 $m*	*2000 $m*
Employer contributions to the plans	8.1	5.1	–	–
Employer contributions payable to the plans at balance date	–	–	–	–

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES

		Country of Incorporation	Percentage Held by Direct Parent Entity
Paper Australia Pty Ltd	(1)	Australia	100%
Australian Paper Pty Ltd	(1)	Australia	100%
Australian Paper Plantations Pty Ltd	(1)	Australia	100%
ACN 000 098 331 Pty Ltd (in liquidation)		Australia	100%
Spicers Paper Limited	(1) (2) (8)	Australia	100%
Paperwealth Pty Ltd	(1) (2) (8)	Australia	100%
Commonwealth Paper Pty Ltd	(1) (2) (8)	Australia	100%
Empire Office Supplies Pty Ltd	(1) (2) (8)	Australia	100%
Edwards Dunlop & Co	(1) (2) (8)	Australia	100%
BJ Ball Pty Ltd	(1) (2) (8)	Australia	100%
Besmac Pty Ltd	(1) (2) (8)	Australia	100%
Paper Associates Pty Ltd	(1) (2) (8)	Australia	100%
Spicers Paper (NZ) Ltd	(2)	New Zealand	100%
Armitron Paper Ltd	(2)	New Zealand	100%
Spicers Paper Inc	(2)	U.S.A.	100%
LaSalle Paper Inc	(2)	U.S.A.	100%
Spicers Paper (USA) Inc	(2)	U.S.A.	100%
PaperlinX Canada Corp	(2)	Canada	100%
305672 Nova Scotia Corp	(2)	Canada	100%
3894258 Canada Inc	(2)	Canada	100%
3056273 Nova Scotia Corp	(2)	Canada	100%
Coast Paper Ltd	(2)	Canada	100%
9027-3830 Quebec Inc	(2)	Canada	100%
Elm Holding Ltd	(2)	Canada	100%
Coast Paper Ontario	(2)	Canada	100%
Alberta Paper Company	(2)	Canada	100%
Coast Paper Partnership	(2)	Canada	100%
615145 BC Ltd	(2)	Canada	100%
Spicers Paper Holdings (Asia) Pte Ltd	(2)	Singapore	100%
Spicers Paper (Asia) Trading Pte Ltd	(2)	Singapore	100%
Norscan Forest Products Pte Ltd	(2)	Singapore	100%
Spicers Paper (Singapore) Pte Ltd	(2)	Singapore	100%
Spicers Paper (Hong Kong) Ltd	(2)	Hong Kong	100%
Intercontinental Forest Products Ltd	(2)	Hong Kong	100%
Spicers Paper (Malaysia) Sdn Bhd	(2)	Malaysia	100%
Perniagaan Kazura Sdn Bhd	(2)	Malaysia	100%
PaperlinX Investments Pty Ltd	(1)	Australia	100%
Amtrade International Pty Ltd	(1)	Australia	100%
PaperlinX (Europe) Ltd		United Kingdom	100%
Amtrade International Plc		United Kingdom	100%
PPM Zimmerlund & co a.s		Norway	100%
Zimmerlund (Malaysia) Sdn Bhd		Malaysia	100%

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

		Country of Incorporation	Percentage Held by Direct Parent Entity
Pacific Paper Marketing Pty Ltd	(1)	Australia	100%
Pacific Paper Marketing Taiwan Ltd		Taiwan	80%
Pacific Paper Marketing Australia Pty Ltd	(1)	Australia	100%
Pacific Paper Marketing (USA), Inc		USA	100%
PaperlinX (NZ) Ltd		New Zealand	100%
The Paper House NZ Pensions Nominees Ltd (in liquidation)		New Zealand	100%
Entities No Longer Controlled Since 30 June 2000			
Eastlock Ltd	(4) (5) (6)		
Edwards Dunlop (NZ) Ltd	(2) (7)		
Paper Associates (NZ) Ltd	(2) (7)		
Spicer Cowan Paper Ltd	(2) (7)		

(1) PaperlinX Limited and the aforementioned subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended), these wholly owned subsidiaries are relieved from the Corporations Act 2001 requirements for the preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that PaperlinX Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that PaperlinX Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, PaperlinX Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that PaperlinX Limited is wound up.

A consolidated Statement of Financial Performance and consolidated Statement of Financial Position comprising PaperlinX Limited and these wholly owned subsidiaries, after eliminating all transactions between parties to the deed of cross guarantee, is set out below:

STATEMENT OF FINANCIAL PERFORMANCE

	2001 $m	2000 $m
Profit from ordinary activities before income tax	**162.5**	113.4
Income tax expense	**(50.2)**	(19.4)
Net profit	**112.3**	94.0
Retained profits at the beginning of the year	**13.1**	86.5
Aggregate of amounts transferred from reserves	**(1.9)**	1.9
Dividends provided for or paid	**(86.7)**	(169.3)
Retained profits at the end of the year	**36.8**	13.1

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

STATEMENT OF FINANCIAL POSITION

	2001 $m	2000 $m
CURRENT ASSETS		
Cash assets	**82.7**	20.9
Receivables	**366.9**	268.4
Inventories	**404.4**	265.3
Total Current Assets	**854.0**	554.6
NON-CURRENT ASSETS		
Receivables	**63.8**	–
Investments accounted for using the equity method	**–**	114.5
Other financial assets	**87.6**	22.8
Property, plant and equipment	**1,089.8**	1,046.8
Standing timber	**167.1**	165.2
Intangible assets	**114.1**	10.4
Deferred tax assets	**37.0**	26.7
Total Non-current Assets	**1,559.4**	1,386.4
Total Assets	**2,413.4**	1,941.0
CURRENT LIABILITIES		
Payables	**304.7**	172.6
Interest bearing liabilities	**114.3**	6.4
Current tax liabilities	**31.2**	30.1
Provisions	**81.0**	54.3
Total Current Liabilities	**531.2**	263.4
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**497.7**	550.9
Deferred tax liabilities	**165.0**	150.3
Provisions	**36.0**	27.5
Total Non-current Liabilities	**698.7**	728.7
Total Liabilities	**1,229.9**	992.1
Net Assets	**1,183.5**	948.9
EQUITY		
Contributed equity	**1,137.0**	928.2
Reserves	**9.7**	7.6
Retained profits	**36.8**	13.1
Total Equity	**1,183.5**	948.9

(2) During the year the consolidated entity purchased the remaining 58.2% of the voting shares of Spicers Paper Limited and 100% of the voting shares of Coast Paper. The operating results of these entities have been included in the consolidated profit from 1 January 2001 and 1 May 2001 respectively. The main activities of these two entities is paper merchanting. The consideration paid for material controlled entities and the net assets at the dates of acquisition are set out in the table below:

	Consideration $m
Spicers Paper Limited	
◦ Shares issued	206.4
◦ Costs accrued	15.0
◦ Cash paid	28.6
Total consideration paid this period	250.0
◦ Investment acquisition in a prior period	112.4
	362.4
Coast Paper	
◦ Cash paid	89.6
	452.0

	Consolidated 2001 $m	Consolidated 2000 $m
CONTROLLED ENTITIES ACQUIRED		
Total consideration paid	452.0	286.6
Net assets acquired:		
Cash, net of bank overdraft	63.9	(0.1)
Current receivables	254.7	0.8
Inventories	308.0	1.7
Non-current receivables	1.5	–
Property, plant and equipment	82.8	183.9
Standing timber	–	162.4
Intangibles	20.5	–
Deferred tax assets	10.5	0.4
Current payables, tax liabilities and provisions	(256.2)	(11.9)
Current interest bearing liabilities	(77.9)	(0.7)
Non-current tax liabilities and provisions	(10.0)	(50.1)
Non-current interest bearing liabilities	(94.4)	(0.3)
	303.4	286.1
Goodwill on acquisition	148.6	0.5
Total net assets acquired	452.0	286.6
Cash paid	118.2	286.6
Bank overdraft, net of cash acquired	–	0.1
Cash settlement of amount accrued in prior period	0.1	0.1
Net cash paid	118.3	286.8

The acquisition of Spicers Paper Limited was effective from 1 January 2001. At that time a provision of $13 million to cover integration costs was established, as detailed in the Bidders Statement dated 6 December 2000. The acquired businesses of Edwards Dunlop, Envelopes and Commonwealth Paper are to be divested.

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(3) No controlled entities and businesses were disposed of during the year.

	Consolidated 2001 $m	Consolidated 2000 $m
BUSINESSES/CONTROLLED ENTITY DISPOSED		
Consideration received:		
Cash received	–	319.7
Total consideration received	–	319.7
Net assets disposed:		
Bank overdraft, net of cash	–	(0.1)
Current receivables	–	45.8
Inventories	–	2.2
Property, plant and equipment	–	165.1
Standing timber	–	199.2
Deferred tax assets	–	0.3
Current payables, tax liabilities and provisions	–	(17.0)
Current interest bearing liabilities	–	(0.9)
Non-current tax liabilities and provisions	–	(74.4)
Non-current interest bearing liabilities	–	(0.5)
Total net assets disposed	–	319.7
Cash received	–	319.7
Bank overdraft, net of cash disposed	–	0.1
Cash settlement of amounts accrued in prior period	**0.3**	1.5
Net cash received	**0.3**	321.3

(4) Companies renamed during the year:
Eastlock Ltd (formerly Amtrade International (H.K.) Ltd)

(5) Companies placed in liquidation during the year.

(6) Companies liquidated during the year.

(7) Company amalgamated during the year into PaperlinX (N.Z.) Ltd

(8) Companies that became a party to the PaperlinX Limited Deed of Cross Guarantee on 1 June 2001 by virtue of a Deed of Assumption.

Each of these subsidiaries has been released from their obligations under the Spicers Paper Limited approved Deed of Cross Guarantee of liabilities by executing Revocation Deeds on 1 June 2001.

NOTE 37. INVESTMENT IN ASSOCIATED COMPANY

The investment of 41.8% in Spicers Paper Limited was purchased from Amcor Limited on 1 April 2000.

The investment in Spicers Paper Limited was equity accounted for the three-month period from 1 April 2000 to 30 June 2000 in the results for the year ended 30 June 2000.

The investment in Spicers Paper Limited was equity accounted for the six-month period from 1 July 2000 to 31 December 2000 in the results for the year ended 30 June 2001.

Following the acquisition of the remaining shares, Spicers Paper Limited has been consolidated 100% for the period 1 January 2001 to 30 June 2001.

The equity accounted results of Spicers Paper Limited are as follows:

	6 Months to 31 December 2000 $m	3 Months to 30 June 2000 $m
Results of associate		
Share of associate's profit from ordinary activities before tax	**9.6**	4.4
Share of associate's tax expense relating to profit from ordinary activities	**(3.9)**	(1.4)
Share of associate's net profit – as disclosed by the associate	**5.7**	3.0
Adjustments:		
Unrealised profit in inventory	**(0.4)**	(0.5)
Share of associate's net profit – equity accounted	**5.3**	2.5

	2001 $m	2000 $m
Share of post-acquisition retained profits and reserves attributable to the associate		
Retained Profits		
Share of associate's retained profits at beginning of year	**3.0**	–
Share of associate's net profits (as disclosed by the associate)	**5.7**	3.0
Dividends received	**(2.9)**	–
Amount reclassified on acquisition of a controlled entity	**(5.8)**	–
Share of associate's retained profits at the end of the year	**–**	3.0
Exchange Fluctuation Reserve		
Share of associate's exchange fluctuations reserve at beginning of year	**(0.4)**	–
Share of associate's exchange fluctuation reserve	**0.3**	(0.4)
Amount reclassified on acquisition of a controlled entity	**0.1**	–
Share of associate's exchange fluctuation reserve at the end of the year	**–**	(0.4)
Movements in carrying amount of investment		
Carrying amount of investment at beginning of year	**114.5**	–
Acquired during the year	**–**	112.4
Share of associate's net profit – equity accounted	**5.3**	2.5
Dividends received	**(2.9)**	–
Share of current year exchange fluctuation reserve	**0.3**	(0.4)
Retained profits reclassified on acquisition of a controlled entity	**(5.8)**	–
Exchange fluctuation reserve reclassified on acquisition of a controlled entity	**0.1**	–
Accumulated unrealised profit in inventory adjustment at date of consolidation, now included as part of the acquisition of the controlled entity	**0.9**	–
Original purchase price transferred to investments in controlled entities	**112.4**	–
Carrying value of investment at the end of the year	**–**	114.5

	2001 $m	2000 $m
NOTE 37. INVESTMENT IN ASSOCIATED COMPANY (cont'd)		
Commitments		
Share of associate's plant and equipment expenditure commitments contracted but not provided for and payable:		
• Not later than one year	–	0.2
Total share of associate's capital expenditure commitments contracted but not provided for and payable	–	0.2
Share of associate's operating lease commitments payable:		
• Not later than one year	–	9.0
• Later than one year but not later than five years	–	24.5
• Later than five years	–	27.8
Total share of associate's operating lease commitments payable	–	61.3

NOTE 38. RELATED PARTY DISCLOSURES

Material ownership interests in controlled entities is disclosed in Note 36 to the financial statements.

Related Party Transactions

Spicers Paper Limited ceased to be an associated company and became a controlled entity effective 1 January 2001.

During the six months to 31 December 2000 the following transactions were recorded with the Spicers Paper Limited Group:

- Sales of goods $124,723,000 (for the 12 months to 30 June 2000: $164,894,000)
- Dividends received $2,896,000 (2000: Nil)

There were no other material related party transactions during the year.

Directors

Directors of PaperlinX Limited, who held office during the year ended 30 June 2001 are:

DE Meiklejohn

IM Wightwick

DG Abotomey

AF Guy

BJ Jackson

NL Scheinkestel

DA Walsh

PR Waterworth

LJ Yelland

As at 30 June 2001, directors of PaperlinX Limited held in aggregate 243,486 (2000: 96,964) ordinary shares of PaperlinX Limited and 435,000 (2000: Nil) options over 435,000 (2000: Nil) ordinary shares of PaperlinX Limited.

Loans to directors of PaperlinX Limited in Note 10 total $109,000.

Loans to directors of controlled entities in Note 8 total $634,000.

Loans to directors of controlled entities in Note 10 total $84,000.

During the year, employee share plan loan repayments totalling $7,000 were received from DG Abotomey, GC Butcher, PW Essex, PN Jones, SR Speight, PR Waterworth and IM Wightwick.

During the year, employee share plan loans totalling $2,000 were advanced to DG Abotomey, GC Butcher, PW Essex, PN Jones, SR Speight and IM Wightwick.

NOTE 39. EARNINGS PER SHARE

1. Notional

The notional calculation, for the year ended 30 June 2000, uses a weighted average number of shares, which has been calculated on the basis that the shares on issue at 30 June 2000 were on issue for the whole financial year.

	June 2001	June 2000
Basic Earnings per Share: (as adjusted for June 2000)		
◦ Before significant items (cents)	**37.2**	27.7
◦ After significant items (cents)	**37.2**	33.5
Weighted average number of shares (millions)	**283.6**	256.8

The options to purchase shares on issue at 30 June 2001 and 30 June 2000 have not been included in determining the basic earnings per share.

The options are considered to be potential shares and hence are dilutive in their nature. The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

2. Theoretical

The theoretical basic earnings per share has been calculated in accordance with Accounting Standard AASB 1027 (Earnings per Share). This standard defines the basic earnings per share to be the operating profit after income tax for the consolidated entity attributable to members of the parent entity for the financial year, divided by the weighted average number of ordinary shares of the parent entity on issue during the financial year.

The weighted average number of shares on issue is calculated by reference to the number of days from the date of issue of the shares to the end of the financial year as a proportion of the total number of days in the financial year.

For the period 1 July 1999 to 15 February 2000 there were two shares on issue and for the period 16 February 2000 to 30 June 2000 there were 256,830,601 shares on issue.

The weighted average number of shares on issue for the year has been calculated including the impact of the days on which shares were issued during the year.

	June 2001	June 2000
Basic Earnings per Share:		
◦ Before significant items (cents)	**37.2**	74.9
◦ After significant items (cents)	**37.2**	90.4
Weighted average number of shares (millions)	**283.6**	95.0

The options to purchase shares on issue at 30 June 2001 and 30 June 2000 have not been included in determining the basic earnings per share.

The options are considered to be potential shares and hence are dilutive in their nature. The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

NOTE 40. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.

The consolidated entity has entered into interest rate swaps that swap floating rate interest bearing liabilities into fixed rate interest bearing liabilities.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

2001 $m	Floating Interest Rate	Fixed Interest Maturing in: 1 Year or Less	Over 1 to 5 Years	More than 5 Years	Non-Interest Bearing	Total	Weighted Average Interest Rate[1]
Financial Assets							
Cash assets	93.6	–	–	–	–	93.6	3.38
Receivables	–	–	–	–	523.2	523.2	–
Other financial assets	–	–	–	–	2.0	2.0	–
Financial Liabilities							
Payables	–	–	–	–	404.3	404.3	–
Bank and other loans	783.6	–	–	–	–	783.6	5.11
Leases	–	0.4	0.3	–	–	0.7	8.00
Dividends payable	–	–	–	–	45.0	45.0	–
Employee entitlements	–	–	35.9	–	32.5	68.4	6.00
Interest Rate Swaps[2]	(338.6)	38.6	300.0	–	–	–	–

2000 $m	Floating Interest Rate	Fixed Interest Maturing in: 1 Year or Less	Over 1 to 5 Years	More than 5 Years	Non-Interest Bearing	Total	Weighted Average Interest Rate[1]
Financial Assets							
Cash assets	29.6	–	–	–	–	29.6	5.58
Receivables	–	–	–	–	290.3	290.3	–
Other financial assets	–	–	–	–	1.5	1.5	–
Financial Liabilities							
Payables	–	–	–	–	192.4	192.4	–
Bank and other loans	574.7	–	–	–	–	574.7	6.74
Leases	–	1.5	0.9	–	–	2.4	8.00
Dividends payable	–	–	–	–	15.3	15.3	–
Employee entitlements	–	–	26.0	–	26.1	52.1	6.00

(1) Includes the effect of interest swaps and applicable credit margins.

(2) Notional principal amounts.

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity's policy is to hedge all material foreign currency exposures, other than those where a natural hedge exists, through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. It is the consolidated entity's policy not to recognise forward foreign exchange contracts in the financial statements. Gains or losses are deferred until maturity at which time they are included in the measurement of the underlying transaction.

Accounts payable and interest bearing liabilities include amounts repayable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding:

	2001 Weighted Average Rate	2000 Weighted Average Rate	2001 $m	2000 $m
Buy Contracts				
0 – 12 months				
CAD	**0.7872**	0.8893	**0.1**	0.3
DEM	**1.1387**	1.2432	**0.5**	3.0
EUR	**0.5882**	0.6274	**2.0**	2.0
FRF	**3.8826**	4.1261	**0.2**	0.3
GBP	**0.3701**	0.3876	**2.7**	0.9
HKD	**4.0263**	–	**0.4**	–
ITL	**–**	1,215.4653	**–**	0.3
JPY	**61.6329**	62.6489	**5.9**	5.4
NLG	**1.3184**	1.3690	**0.1**	0.5
NOK	**4.7038**	–	**0.2**	–
NZD	**1.2455**	1.2571	**2.1**	0.2
SEK	**5.3713**	5.2565	**0.2**	0.9
USD	**0.5210**	0.5994	**73.0**	47.2
			87.4	61.0

As these contracts are hedging anticipated purchases, any unrealised exchange gains and losses on the contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs.

The gross unrecognised gains and losses on hedges of anticipated foreign currency purchases are gains of $0.5 million (2000: $0.7 million) and losses of $1.0 million (2000: $0.5 million).

Credit Risk

Financial Instruments included in the Statements of Financial Position

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual overseas country or individual customer other than Amcor Limited.

Financial Instruments not included in the Statements of Financial Position

In order to control any exposure which may result from non-performance by counterparties, foreign exchange contracts are only entered into with major banks with a minimum long-term rating of A+ by Standard & Poor's or A2 by Moody's. In addition, the PaperlinX Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is detailed in the previous table.

NOTE 40. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Net Fair Values

Financial Instruments included in the Statements of Financial Position

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying Amount 2001 $m	Net Fair Value 2001 $m	Carrying Amount 2000 $m	Net Fair Value 2000 $m
Financial Assets				
Cash assets	**93.6**	**93.6**	29.6	29.6
Receivables	**523.2**	**523.2**	290.3	290.3
Other financial assets	**2.0**	**2.0**	1.5	1.5
Financial Liabilities				
Payables	**404.3**	**404.3**	192.4	192.4
Bank and other loans	**783.6**	**783.6**	574.7	574.7
Leases	**0.7**	**0.7**	2.4	2.4
Dividends payable	**45.0**	**45.0**	15.3	15.3
Employee entitlements	**68.4**	**68.4**	52.1	52.1

Financial Instruments not included in the Statements of Financial Position

The valuation detailed reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of foreign exchange contracts held as at reporting date is loss of $0.5 million (2000: a gain of $0.2 million).

The net fair value of interest rate swaps held as at reporting date is a payable of $6.1 million.

NOTE 41. ECONOMIC DEPENDENCY

There are currently three major purchasers of linerboard and two major purchasers of sack kraft in Australasia. The consolidated entity has long-term agreements to supply one of these purchasers, namely Amcor Limited, with approximately 80% of the consolidated entity's linerboard production and up to 30% of the consolidated entity's sack kraft production, as determined by Amcor Limited's usage. These contracts are for a minimum of 9 years and include a take or pay obligation.

The consolidated entity has long-term agreements with two suppliers for a minimum annual supply of pulpwood which is used in the manufacture of pulp and paper.

NOTE 42. EVENTS SUBSEQUENT TO BALANCE DATE

Since 30 June 2001, the consolidated entity has announced the sale of Australian Paper Plantations Pty Ltd for $152 million. This amount approximates the book value as at 30 June 2001.

The financial effect of this transaction has not been brought to account in the Financial Statements for the year ended 30 June 2001.

Directors' Declaration

1. In the opinion of the directors of PaperlinX Limited:

   (a) the financial statements and notes, set out on pages 34 to 72 are in accordance with the Corporations Act 2001, including:

      i. giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      ii. complying with the Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the company and the subsidiaries identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the company and those subsidiaries pursuant to ASIC Class Order 98/1418.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 13th day of August 2001.

DE Meiklejohn
Chairman

Independent Audit Report to the Members of PaperlinX Limited

Scope

We have audited the financial report of PaperlinX Limited for the financial year ended 30 June 2001, consisting of the Statements of Financial Performance, Statements of Financial Position, Statements of Cash Flows, accompanying notes 1 to 41, and the Directors' Declaration set out on pages 34 to 73. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of PaperlinX Limited is in accordance with:

(a) the Corporations Act 2001, including:

i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

ii. complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

KPMG

Melbourne
13 August 2001

RJ Douglas
Partner

Shareholding Information

1. Number of Shareholders

There were 102,808 shareholders at 2 August 2001. All issued shares carry voting rights on a one-for-one basis.

2. Distribution of Shareholders

Range of Holdings	Number of Shareholders	% of Holders	Number of Shares	% of Shares
1-1000	65,547	63.76	25,394,684	7.93
1001-5000	29,809	28.99	70,181,928	21.90
5001-10000	5,075	4.94	36,968,449	11.54
10001-100000	2,261	2.20	46,308,163	14.45
100001-over	116	0.11	141,540,914	44.18
Total	102,808	100.00	320,394,138	100.00

3. Unmarketable Parcels

There were 11,888 members holding less than a marketable parcel of shares in the company.

4. Listing

The company's shares are quoted on the Australian Stock Exchange.

5. Geographic Location of Shareholders by Registered Address

	Number of Shareholders	Number of Shares
Australian Capital Territory	1,976	3,676,129
New South Wales	25,102	151,237,296
Northern Territory	207	194,940
Queensland	12,755	25,447,770
South Australia	7,904	15,570,745
Tasmania	2,005	2,896,498
Victoria	44,282	111,529,974
Western Australia	4,677	7,374,522
Total Australia	98,908	317,927,874
Bahamas	1	65,000
Canada	174	39,040
Hong Kong	51	69,855
New Zealand	1,342	1,048,164
Singapore	47	97,692
United Kingdom	271	488,046
United States	1,502	431,453
Other	512	227,014
Total	102,808	320,394,138

6. Twenty Largest Shareholders at 29 June 2001

	Number of Shares	% of Shares
Chase Manhatten Nominees Limited	31,118,667	9.71
National Nominees Limited	15,853,554	4.95
Westpac Custodian Nominees Limited	14,224,190	4.44
ING Life Limited	10,773,079	3.36
AMP Life Limited	7,837,358	2.95
Commonwealth Custodial Services Limited	5,734,808	1.79
Queensland Investment Corporation	4,746,144	1.48
Australian Foundation Investment Company Limited	4,610,902	1.44
M L C Limited	4,353,321	1.36
A N Z Nominees Limited	3,037,116	0.95
Cogent Nominees Pty Limited	2,935,721	0.95
Commonwealth Funds Management Limited	2,868,924	0.90
Citicorp Nominees Pty Limited	2,076,947	0.65
NRMA Nominees Pty limited	1,931,000	0.60
Argo Investments Limited	1,122,366	0.35
Tyndall Life Insurance Company Limited	1,376,951	0.43
RBC Global Services Australia Nominees Pty Limited	1,254,341	0.39
Guardian Trust Australia Limited	1,221,900	0.38
Health Super Pty limited	1,176,022	0.37
HKBA Nominees Limited	1,100,792	0.34
Total Top 20 Shareholders	119,354,103	37.79
Total Shares Issued	320,394,138	100.00

Substantial Shareholders as defined by the Corporations Law (holding at least 5% of shares):

- ING Investment Management 19,083,929 5.94%

7. Unquoted Equity Securities

- issued pursuant to the PaperlinX Employee Share/Option Plan.
- options over ordinary shares at a cost of one cent per option exercisable at prices ranging from $3.13 to $3.50 per share.

– Number of employees participating 62

– Number of securities 2,502,500

Investor Information

Share Registry

Shareholders with queries about anything related to their shareholding should contact the PaperlinX Share Registry in Melbourne on telephone 1800 232 867 or +61 3 9615 5973. Alternatively, shareholders may wish to write to:

PaperlinX Share Registry
GPO Box 2975EE
Melbourne Victoria 3001
Australia

or on facsimile: 1800 331 599 or +61 3 9611 5710.

Details of individual shareholdings can be checked conveniently and simply through visiting our Registrar's website at **www.computershare.com** and clicking on Investor Centre button. For security reasons you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode, to enable access to personal information.

Dividends

The company proposes to pay dividends in September and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.

2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the PaperlinX Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the PaperlinX Share Registry.

Tax File Numbers

PaperlinX is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Annual General Meeting

The Annual General Meeting is normally held in October.

Transfer of Shares Off-Market

Since 1 July 2001 stamp duty is not payable on off-market transfers.

Stock Exchange Listing

PaperlinX shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in Victoria, the state of incorporation of PaperlinX. The company's ticker code is "PPX".

Publications

The company's Full Year Financial Report is the main source of information for investors and is mailed to shareholders in September. Other sources of information are:

1. The Chairman's address to the Annual General Meeting, which will be available on the PaperlinX website.

2. The half-year financial report reviewing the July-December half-year, which will be mailed to shareholders in March.

Internet Address

A range of corporate information may be obtained from the PaperlinX website at **www.paperlinx.com.au**. Investor information is available from the Investor Resources section.

Change of Address

Issuer sponsored shareholders should notify the PaperlinX Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and HIN or SRN. CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from Mailing List

Shareholders who do not wish to receive the full year financial report should advise the PaperlinX Share Registry, in writing, and include their HIN or SRN.

Change of Name

Shareholders who change their name should notify the PaperlinX Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll with their HIN or SRN.

PaperlinX Consolidated Financial Performance			
Sales revenue		2,353	1,586
Sales growth (%)		48.3	N/A
Profit from ordinary activities before depreciation, amortisation, net interest, significant items and income tax		263.7	206.8
Profit from ordinary activities before interest, significant items and income tax		200.4	156.8
Profit from ordinary activities before significant items and income tax		157.5	120.5
Profit from ordinary activities after income tax and before significant items		105.6	86.9
Financial Statistics			
Depreciation and amortisation expense		63.3	50.0
Net interest expense		42.9	36.3
Cash flow from operating activities		197.3	N/A
Capital expenditure - acquisitions		324.6	0.0
Capital expenditure - Other		48.5	54.0
Profit from ordinary activities before interest, significant items and income tax by Region			
Australia		180.6	152.1
New Zealand		6.5	1.6
North America		10.1	0.2
Europe		0.3	0.6
Asia		2.9	2.3
		200.4	**156.8**
Financial Position Summary			
Current assets		1,206	610
Non-current assets		1,503	1,369
Total assets		**2,709**	**1,979**
Current liabilities		808	281
Non-current liabilities		723	751
Total liabilities		**1,531**	**1,032**
Net Assets / Total shareholders' equity		**1,178**	**947**
Financial Ratios			
Basic earning per share after significant items	(cents)	37.2	33.8
Earning per share growth	(%)	10.1	N/A
Profit from ordinary activities before interest, significant items and income tax to average funds employed	(%)	11.8	10.5
Return on average shareholders' equity	(%)	9.7	9.2
Dividend per ordinary share	(cents)	27.0	5.0
Dividend franking	(%)	100.0	100.0
Net tangible asset per ordinary share	($)	2.97	3.54
Net interest cover	(times)	4.7	4.3
Gearing (Net debt/net debt and shareholders' funds)	(%)	37.0	36.6
Gearing (Net debt/shareholders' funds)	(%)	58.6	57.8
Other information			
Paperlinx share price:			
Year's high	($)	4.32	3.17
Year's low	($)	3.13	2.97
Close as at 30 June	($)	4.06	3.17
Fully paid ordinary shares as at 30 June	(millions)	321.3	256.8
Weighted average number of shares	(millions)	283.6	256.8
Market capitalisation as at 30 June	($millions)	1,304	814
Number of shareholders as at 30 June		102,923	113,060
Employee numbers as at 30 June		4,055	2,544

About this Report

All the paper used in this report was made or distributed by PaperlinX.

The cover stock is Threads White 200gsm which is made at Shoalhaven Mill.

The report card is printed on Saxton Smooth 100gsm which is made at Shoalhaven Mill.

The 4 insert pages are Exposé Bright White 100gsm which is distributed by PaperlinX Merchanting.

Pages 1 to 32 of the text are printed on Impress Matt 130gsm, which is made at Wesley Vale Mill.

Pages 33 to 76 of the text are printed on Tudor RP 80gsm which is made at Shoalhaven Mill.